



[illegible] Technologies 2002 Annual Report

INC

PROCESSED
APR 28 2003
THOMSON
FINANCIAL







6,000,000,000

people



1,000,000,000
mobile users



1,000,000

cell towers



1

person having trouble making a call home



As widespread acceptance of wireless technology has increased, so has the number of problems in making a simple phone call.

ncreased interference and dead zones that lead to dropped and blocked calls all result in lower customer satisfaction.

Today's challenges for wireless operators

Wireless Operators: Success Has Its Consequences

Wireless operators have invested heavily in their networks in recent years. In the United States alone, according to the Cellular Telecommunications & Internet Association (CTIA), from mid-1997 until mid-2002, cumulative capital investment in the wireless industry increased more than $80 billion to a total of more than $118 billion. During this five-year span, operators accomplished a number of remarkable achievements, including rolling out nationwide footprints and markedly increasing the number of wireless subscribers.

Today, approximately 150,000 wireless base stations are deployed across the country, collectively providing service to nearly 140 million people. Globally, nearly one million base stations now serve more than one billion wireless customers.

Subscribers are increasing almost 14 percent year over year.



With roughly half of the U.S. population subscribing to mobile services, and cut-rate plans inviting users to spend more and more time on their wireless devices, it comes as no surprise that the traffic, or minutes of use (MOU), has skyrocketed.

In the first half of 2002, U.S. wireless customers used almost 300 billion MOU, averaging 403 monthly minutes of use per person. Only two years prior, that figure was 228 minutes, and five years prior the average monthly usage was 110 minutes.

Average monthly minutes of use per person is up nearly 26 percent year over year.



Wireless operators in the United States have been tremendously successful in many of their basic goals. However, as the operators have found, success comes with a price.

As wireless usage has risen, so too have customers' expectations. Wireless users now demand the same quality of service from their mobile devices as from their landline phones, a tough requirement to meet without the benefit of wires.

Not long ago, wireless users were satisfied if they could make calls from a car phone; now, they expect to be able to use their mobile devices anytime and anyplace, be that where they live, work, or play.

The combined effect of more subscribers and more monthly minutes used is an exponential increase in total traffic.



Greater wireless traffic has also led to an associated rise in radio frequency (RF) interference. RF interference directly contributes to a greater percentage of dropped calls, blocked calls, and origination failures – outcomes that negatively affect customer satisfaction.

In only a few short years, operators have delivered on their promise to bring wireless communications to millions of people. Future success will require that carriers find new, cost-effective ways to increase network traffic while continuously improving network performance.

Helping our customers do more with less

23,000,000

run time hours and counting



2,000

units deployed and growing



1
company that's making a difference



The future is upon us and one company is poised and ready to eliminate the problems of an industry.

We are the only company offering both interference protection and increased sensitivity that results in improving the quality of wireless networks.

President's Message

To Our Shareholders:

The year 2002 was a watershed year for Superconductor Technologies Inc. (STI). Now in its 16th year, STI is experiencing ever-increasing market acceptance that is fueling revenue growth and bringing us closer to our goal of achieving profitability. For the 12 months ended December 31, 2002, STI achieved record revenues of $22.4 million, an increase of more than 80 percent from the $12.4 million reported for 2001. In 2003, we are planning to more than double our revenues. This continued rapid growth is directly attributable to key strategic moves made during 2002. These include the acquisition of Conductus, expansion of production, and introduction of new products.

With the acquisition of Conductus, Inc. during the fourth quarter of 2002, we became a stronger force within the wireless industry and remain the largest supplier of high-temperature superconducting (HTS) products to the wireless carriers. The merger expands STI's government business, adding a government products line to our existing government R&D business. In addition, we completed a $20-million private capital investment that will provide working capital to fund our future growth.

Another critical investment in 2002 was the year-long, multi-million dollar expansion of our production facilities in Santa Barbara, California. This increased our manufacturing capabilities and has enabled us to further improve product quality and achieve greater economies of scale in production. This expansion could not have come at a better time. At the end of 2001, we announced an order from a major wireless carrier for 1,000 units of our SuperFilter® product. This single order equaled our entire shipments of SuperFilter products in the previous five years.

Our production ramping requirements continue in 2003. We have added several new customers and as shipments continue to increase, we are seeing a rapid payback on the 2002 investments we made in our company and its production capabilities.

During 2002 we began production of key new products in direct response to customer demand for solutions that enable them to "do more with less." Most significant was the introduction of our SuperLink™ Rx 850, which is half the size, uses one-third less power and delivers even better performance than its predecessors. Like its predecessor, SuperLink Rx provides a unique combination of interference protection and increased sensitivity, providing performance without compromise that no other technology can offer. It enables carriers to make more effective use of their existing capacity while simultaneously improving coverage and providing higher data throughput. Wireless customers experience noticeable reductions in dropped and blocked calls, and longer battery life for their mobile devices.

We also moved beyond providing hardware-only solutions during 2002. We broadened our scope of business with the formation of a strategic alliance with Heinz Corporation, a leading wireless engineering service company, to provide service offerings in support of our carrier customers. This new partnership will

help fill a market void in service and support to wireless operators. Together, STI and wireless engineering service firms can design and install solutions that will improve the quality of wireless networks, especially in today's extremely congested urban environments. In addition, the introduction of our first software modeling tool – the Interference Impact Simulator – helps carriers simulate and visualize the adverse impact interference has on their networks.

This new combination of hardware, software and services puts STI in the forefront of carrier support companies by offering simple, reliable and cost-effective solutions that can make wireless carriers more successful even during financially tough times. Our products enable carriers to expand their network capacity for a nominal incremental capital investment so that they can carry much more traffic with better clarity and fewer dropped calls. They can do this by equipping their existing base stations with our proprietary HTS products for a fraction of the cost of building more base stations – and they get tremendous performance boosts as a bonus.

As we enter 2003, our management team is confident that we have the elements in place to achieve our goals and make a positive impact in the wireless industry. We are optimistic we can increase penetration of the larger wireless carriers in the domestic U.S. marketplace as well as gain additional traction in selected international markets such as Mexico, Brazil, China and Japan.

Finally, I would like to report on a significant development in our patent dispute with ISCO International, Inc. relating to U.S. Patent No. 6,263,215 entitled "Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems." On April 3, 2003, just before the printing of this Annual Report, the jury returned a unanimous verdict that ISCO's patent is invalid and unenforceable. The jury also awarded STI $3.8 million in compensatory damages based upon a finding that ISCO engaged in unfair competition and acted in bad faith by issuing press releases and contacting our customers asserting rights under this patent. We are very pleased with the outcome of the trial, and we look forward to getting back to business as usual.

We thank our dedicated family of employees for their support in the past year and we thank our shareholders for continued faith in our progress.

Sincerely,



M. Peter Thomas
President & Chief Executive Officer





SuperLink™ Rx

The ultimate uplink.

The wireless telecommunications industry has grown exponentially since it began gaining market traction in the 1980's. When the early wireless pioneers initiated their "build it and they will come" strategy, they never imagined that "they" would come in droves. Coverage at any cost was the name of the game as carriers embarked on ambitious construction programs to build out the nationwide footprints needed to provide ubiquitous coverage.

The easy solution for rapid network expansion was to put up new cell sites. Network operators were a risk-averse group, but capital budgets were plentiful and "no one ever got fired for putting up a new cell site." Today, more than one billion wireless customers around the world are served by nearly one million base stations.

Even with this massive investment in infrastructure, demands on network capacity continue to grow exponentially despite slowing growth in subscribers. As a result, wireless carriers have become victims of their own success. They must continue to increase capacity, expand coverage and improve the quality of their networks, but they can no longer turn on the "money hose" to solve their problems.

Operating under severe financial constraints while customers continue to raise the bar, carriers are starting to consider new alternatives. They are taking intelligent risks and implementing cost-effective alternative technologies. In short, they are learning to "do more with less."

Implementing alternative technologies, such as high-temperature superconducting (HTS) systems from STI, will help carriers meet this growing need at a fraction of the traditional cost.



SuperLink™ Tx

Superior downlink performance.

Wireless carriers are evaluating and deploying alternative, more affordable technologies that not only make the most of existing investments but also offer enhanced interference protection and greater capacity. Wireless carriers are evaluating a variety of network enhancement products, including smart antennas, repeaters and tower-top amplifiers. Yet while each of these conventional approaches may provide part of the answer, they all involve some level of compromise.

High-temperature superconducting (HTS) products are the right technology at the right time. HTS is the only technology that provides performance without compromise, offering wireless carriers significant reductions in dropped and blocked calls, dramatic improvements in coverage and quality, and marked enhancement of data throughput. HTS is also reliable, easy to deploy, and above all, cost-effective, providing multiple benefits at a mere fraction of the cost of building additional base stations.

A recent Yankee Group report asserts that, "fundamentally, improved filtering coupled with low-noise amplification increases the coverage and capacity of wireless mobile networks. The use of superconductor devices... is certainly compelling from a technical standpoint. By essentially having a plug-and-play capability, these devices easily can be integrated into existing base stations, displacing third-party devices currently used by infrastructure vendors."

In September 2002, STI launched the SuperLink™ Rx 850, the most compact and lowest power superconducting front-end ever produced. SuperLink Rx 850 represents a significant step forward in the evolution of commercial HTS for wireless applications. Whereas early HTS competitors introduced products that were nearly the size of a refrigerator and required ten times the power, STI's SuperLink Rx 850 is approximately the size of a breadbox and uses less power than an ordinary light bulb.

STI has developed the right technology at the right time for dramatically improving the quality of wireless communications.



HTS-Ready™ Duplexer

Antenna sharing without compromise.

Superconductor Technologies was founded in 1987 to capitalize on a breakthrough known as high-temperature superconducting (HTS) technology. Like most cutting-edge, fundamental advancements, it took significant time and R&D to develop the technology for commercial applications.

In the mid-90's, the company decided to focus on the wireless industry and brought M. Peter Thomas, a seasoned industry veteran, on board as CEO in 1997. Later that year, STI sold its first commercial system, the SuperFilter®. STI sold its 1,000th unit just over four years later in December 2001 and reached the 2,000th-unit milestone in January 2003. Our significant field experience and relentless pursuit of quality is reflected clearly in the product's demonstrated mean time between failure (MTBF) of more than 500,000 hours, also announced in January 2003.

Over the past three years, our continued investment in manufacturing capabilities has started to pay dividends. Over this period, we have driven our cost structure down by roughly 50 percent while making reliability improvements at the same time. We have been able to pass on many of these savings to our customers through reductions in price. The price that we command in the marketplace is now at a reasonable premium over conventional alternatives. This is reflected in the increasing customer acceptance and growth in our commercial revenues.

At a time when many wireless companies have cut back, we continue to invest in the expansion of functional areas serving the customer: sales, marketing and customer service and support. We also have developed proprietary tools and relationships with wireless engineering services firms in order to better serve the needs of our growing customer base.

Superconductor Technologies Inc. is poised and ready to help carriers succeed in today's difficult marketplace by doing more with less.



SuperLink™ Solutions

Total Link℠ Enhancement.

Recent world events have greatly increased the U.S. government's interest in advanced technologies, particularly those of value in communications and surveillance systems. With more than 15 years experience providing superconducting products and technology development services to the government, STI is well positioned to meet this higher demand.

Government customers from the U.S. military, intelligence departments, and law-enforcement agencies utilize STI's superconducting products and technology development to enhance the performance of various types of specialized communications and surveillance systems. Our superconducting technology offers both enhanced RF sensitivity and strong interference rejection, benefits that are of particular value in complex radio frequency environments such as those found on board military aircraft. STI's recent acquisition of Conductus, Inc., which now operates as Superconductor Technologies' Sunnyvale Government Business & Engineering Center, has strengthened our ability to supply these types of products.

STI's government products utilize many of the same advanced technologies as found in our SuperLink Rx products for commercial wireless networks. Although these government products are tailored to the specialized needs of individual government customers, a significant percentage of these products are based on common platforms to allow for improved economies of scale.

At STI, we expect that continued government-related product sales and R&D will not only satisfy our government customers but also transfer to the private sector in new commercial applications and enhancements.

STI Net Revenues

(in millions)



STI Senior Management Team



Pictured from left:

Robert L. Johnson – President, STI Products Group
Martin S. McDermut – Senior Vice President, Chief Financial Officer and Secretary
M. Peter Thomas – President, Chief Executive Officer
Ken Barry – Vice President, Human Resources
Robert B. Hammond, Ph.D. – Senior Vice President, Chief Technical Officer
Richard R. Conlon – Senior Vice President, Sales and Marketing
(not pictured) Charles E. Shalvoy – Executive Vice President,
Sunnyvale Government Business and Engineering Center

DESCRIPTION OF THE BUSINESS

Superconductor Technologies Inc. (STI) develops, manufactures and markets high-performance wireless infrastructure products to commercial service providers, systems integrators and original equipment manufacturers as well as government entities. Our products, known commercially as SuperLink™ Solutions, are proven to increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless data throughput. STI's products work in concert to provide Total Link℠ Enhancement, meeting the growing demand for cost-effective, premium solutions that improve the quality of wireless networks while reducing capital and operating costs.

SAFE HARBOR STATEMENT

This document contains forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, the Company's views on future commercial revenue, market growth, capital requirements, new product introductions, and are inherently subject to uncertainties and other factors, which could cause actual results to differ materially from the forward-looking statements. These factors and uncertainties include: the Company's ability to expand its operations to meet anticipated product demands; the ability of the Company's products to achieve anticipated benefits for its customers; the anticipated growth of the Company's target markets; unanticipated delays in shipments to customers; the Company's ability to achieve profitability; the uncertainties of litigation and the outcome of patent litigation with ISCO International. The Company refers interested persons to its 2002 Annual Report on Form 10-K and its other SEC filings for a description of additional uncertainties and factors that may affect forward-looking statements. Forward-looking statements are based on information presently available to senior management, and the Company has not assumed any duty to update its forward-looking statements.

INVESTOR INFORMATION

The company will mail, upon written request, a copy of the Annual Report on Form 10-K, including the financial statements, schedules and list of exhibits. Requests should be sent to the Company, attention: Investor Relations.

LITIGATION UPDATE

The financial statements and related analysis contained in our 2002 Annual Report make reference to a patent dispute with ISCO International, Inc. relating to U.S. Patent No. 6,263,215 entitled "Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems" (the "215 Patent"). Subsequent to the preparation of those portions of the 2002 Annual Report and shortly before printing, the jury returned a unanimous verdict that ISCO's 215 Patent is invalid and unenforceable. In addition, the jury awarded STI $3.8 million in compensatory damages based upon a finding that ISCO committed unfair competition and acted in bad faith by issuing press releases and contacting STI's customers asserting rights under the 215 Patent.

MARKET FOR COMMON STOCK

As of March 20, 2003, we had approximately 313 holders of record of our common stock. We estimate that there are more than 24,000 round lot beneficial owners of our common stock. The Company intends to employ all available funds in the development of its business and does not expect to pay any cash dividends for the foreseeable future.

The Company's common stock is listed on The NASDAQ Stock Market under the symbol "SCON". The following table sets forth for the periods indicated the high and low intraday sales prices for our common stock as reported on The NASDAQ Stock Market.

	High	Low
2001		
Quarter ended March 31, 2001	$ 10.44	$ 3.00
Quarter ended June 30, 2001	$ 9.32	$ 3.50
Quarter ended September 29, 2001	$ 6.35	$ 2.70
Quarter ended December 31, 2001	$ 7.30	$ 2.89
2002		
Quarter ended April 1, 2002	$ 6.79	$ 3.90
Quarter ended July 1, 2002	$ 5.09	$ 1.55
Quarter ended October 1, 2002	$ 1.93	$ 0.93
Quarter ended December 31, 2002	$ 1.60	$ 0.94

Selected Financial Data

The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in this Report.

	Year Ended December 31,				
(In thousands, except per share data)	1998	1999	2000	2001	2002
Statement of Operations Data:					
Net revenues:					
Net commercial product revenues	$ 1,954	$ 2,053	$ 5,303	$ 7,601	$ 17,601
Government contract revenues	6,029	5,059	4,643	4,782	4,785
Sub license royalties	–	10	10	10	10
Total net revenues	7,983	7,122	9,956	12,393	22,396
Costs and expenses:					
Cost of commercial product revenues	5,873	6,848	15,710	10,626	19,286
Contract research and development	4,693	3,427	4,235	3,359	2,531
Other research and development	1,161	1,747	2,633	4,606	4,489
Selling, general and administrative	5,435	5,664	8,357	11,907	14,976
Write off of in-process research and development	–	–	–	–	700
Total costs and expenses	17,162	17,686	30,935	30,498	41,982
Loss from operations	(9,179)	(10,564)	(20,979)	(18,105)	(19,586)
Other income (expense), net	17	(311)	323	904	73
Net loss	(9,162)	(10,875)	(20,656)	(17,201)	(19,513)
Less deemed and cumulative preferred stock dividends	(271)	(1,364)	(2,203)	(2,603)	(1,756)
Net loss available to common stockholders before cumulative effect of accounting change	(9,433)	(12,239)	(22,859)	(19,804)	(21,269)
Cumulative effect of accounting change on preferred stock beneficial conversion feature	–	–	(10,612)	–	–
Net loss available to common stockholders	$ (9,433)	$ (12,239)	$ (33,471)	$ (19,804)	$ (21,269)
Basic and diluted net loss per share:					
Net loss per common share before cumulative effect of accounting change	$ (1.22)	$ (1.58)	$ (1.42)	$ (1.10)	$ (0.89)
Cumulative effect of accounting change	–	–	(0.67)	–	–
Net loss per common share	$ (1.22)	$ (1.58)	$ (2.09)	$ (1.10)	$ (0.89)
Weighted average number of shares outstanding	7,725	7,744	16,050	17,956	24,020

	December 31,				
	1998	1999	2000	2001	2002
Balance Sheet Data:					
Cash and cash equivalents	$ 310	$ 66	$ 31,824	$ 15,205	$ 18,191
Working capital	1,349	(13)	36,186	18,753	16,503
Total assets	12,509	11,085	46,761	30,161	65,326
Long-term debt, including current portion	1,112	961	751	509	2,123
Redeemable preferred stock	8,982	17,125	–	–	–
Total stockholders' equity (deficit)	(1,197)	(11,656)	38,409	23,663	49,524

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

We develop, manufacture and market high performance products to service providers, systems integrators and original equipment manufacturers in the commercial wireless telecommunications industry. Our products, known commercially as SuperLink Solutions, maximize the performance of wireless networks by improving the quality of "uplink" signals from subscriber terminals (wireless handsets or mobile wireless devices) to network base stations and of "downlink" signals from network base stations to subscriber terminals. These premium products are built around our flagship product, SuperLink Rx, and work in concert to provide Total Link Enhancement, combining the benefits of our complementary solutions to meet the growing demand of the wireless telecommunications industry for improved capacity, reduced interference, and greater coverage for their network base stations.

SuperLink Solutions consist of three unique product families: SuperLink Rx, SuperLink Tx and SuperPlex. Together, these solutions allow service providers to benefit from lower capital and operating costs. They also increase the minutes of use because subscribers experience better call quality, fewer dropped calls and higher speed data transmissions.

SuperLink Rx. In order to receive uplink signals from wireless terminals, base stations require a wireless filter system to eliminate, or filter out, out-of-band interference. To address this need, we offer SuperLink Rx. Deployed in base stations, these solutions combine specialized filters using high-temperature superconducting (HTS) technology with a proprietary cryogenic cooler and a low-noise amplifier. The result is the ultimate uplink, a highly compact and reliable cryogenic receiver front-end that can simultaneously deliver both high selectivity (interference rejection) and high sensitivity (detection of low level signals). SuperLink Rx products thereby offer significant advantages over conventional filter systems.

SuperLink Tx. Wireless networks also suffer from insufficient transmit power on the downlink signal path. Especially after the uplink has been improved by using SuperLink Rx. In this situation, operators can achieve superior downlink performance from SuperLink Tx, a family of compact, robust, and technologically advanced multi-carrier high-power amplifiers.

SuperPlex. For antenna sharing without compromise, we offer SuperPlex, a line of multiplexers that provide extremely low insertion loss and excellent cross-band isolation.

STI's government products utilize many of the same advanced technologies as found in our SuperLink Rx products for commercial wireless networks. Government products are tailored to the specialized needs of individual government customers yet a significant percentage of these products are based on common platforms to allow for improved economies of scale.

From 1987 to 1997, the Company was engaged primarily in research and development and generated revenues from government research contracts. The Company began full-scale commercial production of the SuperFilter in 1997 and shipped 438 units in 2001, and 927 units in 2002. As the Company continues to focus on its commercial products, commercial revenues are expected to increase as a percentage of revenues. The Company has incurred cumulative losses of $104 million from inception to December 31, 2002.

On December 18, 2002, the Company acquired 100 percent of the outstanding shares of Conductus, Inc. The results of Conductus, Inc. are included in the consolidated financial statement for 13 days following its acquisition through December 31, 2002. As a result of the acquisition of Conductus, the Company is currently evaluating whether, commencing in 2003, it operates in a second business segment, U.S. government technology and product development services.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, contingencies and our loss contract with U.S. Cellular. We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial statements. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Our net sales consist of revenue from sales of products net of trade discounts and allowances. We recognize revenue when evidence of an arrangement exists, contractual obligations have been satisfied, title and risk of loss have been transferred

to the customer and collection of the resulting receivable is reasonably assured. At the time revenue is recognized, we provide for the estimated cost of product warranties if allowed for under contractual arrangements. Our warranty obligation is effected by product failure rates and service delivery costs incurred in correcting a product failure. Should such failure rates or costs differ from these estimates, accrued warranty costs would be adjusted.

In connection with the sales of its commercial products, the Company indemnifies, without limit or term, its customers against all claims, suits, demands, damages, liabilities, expenses, judgments, settlements and penalties arising from actual or alleged infringement or misappropriation of any intellectual property relating to its products or other claims arising from its products. The Company cannot reasonably develop an estimate of the maximum potential amount of payments that might be made under its guarantee because of the uncertainty as to whether a claim might arise and how much it might total.

As described in Note 9 to the December 31, 2002 financial statements, in September 2000 the Company received a $7.8 million non-cancelable purchase order from U.S. Cellular for SuperFilter systems to be shipped over the next nine quarters. In consideration for the purchase order, the Company amended the August 1999 warrant agreement and vested 312,000 warrants to U.S. Cellular.

After the allocation of sales proceeds to the related warrants, the estimated cost of providing products under the purchase order exceeded related revenue by $5.3 million. The resulting loss was reflected in the results of operations for the year ended December 31, 2000 and a loss reserve established. Through December 31, 2000, 2001 and 2002, $1,059,000, $2,243,000 and $1,998,000, respectively, of this reserve was reversed against the cost of product delivered under this purchase order.

Contract revenues are principally generated under research and development contracts. Contract revenues are recognized utilizing the percentage-of-completion method measured by the relationship of costs incurred to total estimated contract costs. If the current contract estimate were to indicate a loss, utilizing the funded amount of the contract, a provision would be made for the total anticipated loss. Revenues from research related activities are derived primarily from contracts with agencies of the United States Government. Credit risk related to accounts receivable arising from such contracts is considered minimal. These contracts include cost-plus, fixed price and cost sharing arrangements and are generally short-term in nature.

All payments to the Company for work performed on contracts with agencies of the U.S. Government are subject to adjustment upon audit by the Defense Contract Audit Agency. Based on historical experience and review of current projects in process, management believes that the audits will not have a significant effect on the financial position, results of operations or cash flows of the Company.

In connection with the acquisition of Conductus we recognized $20 million of goodwill. The first time this goodwill will be tested for impairment will be in the fourth quarter of 2003. If the carrying amount exceeds its implied fair value, an impairment loss will be recognized equal to the excess.

As permitted under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net loss and loss per share, as calculated under the provisions of SFAS 123, are disclosed in the notes to the financial statements. The Company accounts for equity securities issued to non-employees in accordance with the provision of SFAS 123 and Emerging Issues Task Force 96-18.

If the Company had elected to recognize compensation expense for employee awards based upon the fair value at the grant date consistent with the methodology prescribed by SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

	2000	2001	2002
Net Loss:			
As reported	$ (20,656,000)	$ (17,201,000)	$ (19,513,000)
Pro forma	$ (23,440,000)	$ (21,171,000)	$ (23,569,000)
Loss per Share:			
As reported	$ (2.09)	$ (1.10)	$ (0.89)
Pro forma	$ (2.26)	$ (1.32)	$ (1.06)

Our valuation allowance against the deferred tax assets is based on our assessments of historical losses and projected operating results in future periods. If and when we generate future taxable income in the U.S. against which these tax assets may be applied, some portion or all of the valuation allowance would be reversed and an increase in net income would consequently be reported in future years.

BACKLOG

Our commercial backlog consists of accepted product purchase orders scheduled for delivery within 24 months and consists of purchase orders for both dollar and unit purchase commitments. The exact dollar commitment for unit commitments may vary depending on the exact units purchased. Based on past purchasing patterns and expected purchasing trends of customers with unit commitments, we estimate our backlog at December 31, 2002 to be $1.4 million, as compared to $21.3 million at December 31, 2001. The backlog at December 31, 2001 included two unusually large purchase orders, $3.1 million remaining from a $7.8 million purchase order from U.S. Cellular and $17.9 million remaining from a 1,000 unit SuperFilter order received in late 2001. Deliveries under these purchase orders were substantially complete by December 31, 2002.

RESULTS OF OPERATIONS

2002 Compared to 2001

On December 18, 2002, the Company acquired 100 percent of the outstanding shares of Conductus, Inc. The results of Conductus, Inc. are included in the consolidated financial statements for 13 days following its acquisition through December 31, 2002. Except for the write off of in-process research and development acquired in the acquisition, the consolidation of Conductus' operations for the 13-day period ended December 31, 2002 did not have a significant impact on the results of operations for the year ended December 31, 2002.

Total net revenues increased by $10.0 million, or more than 81%, from $12.4 million for 2001 to $22.4 million for 2002. The increase is primarily due to higher commercial product sales.

Our commercial revenue is generated from (i) the sales of our SuperFilter product line which combines specialized superconducting RF filters with a proprietary cryogenic cooler (and, in most cases, a low noise amplifier) in highly compact systems and (ii) starting in February 2001, from the sales of our new multiplexer product line. Net commercial product revenue consists of gross commercial product sales proceeds less sales discounts and the allocation of certain sales proceeds to a warrant issued to one customer in 1999 under a long-term supply agreement. For a discussion of the allocation to warrants, please read the discussion under the caption "Non-Cash Charges for Warrants Issued To U.S. Cellular." The following table summarizes the calculation of net commercial product revenue for 2002 and 2001:

	Year Ended December 31,	
(Dollars in thousands)	2001	2002
Gross commercial product sales proceeds	$ 9,907	$ 20,040
Less allocation of proceeds to warrants issued to U.S. Cellular	(2,238)	(2,283)
Less sales discounts	(68)	(156)
Net commercial product revenues	$ 7,601	$ 17,601

For 2002, net commercial product revenues increased to $17.6 million from $7.6 million in 2001, an increase of $10.0 million, or more than 100%. This increase is the result of higher sales of our SuperFilter products, a shift in the product mix toward higher-priced SIX-Pak units and sales of our new duplexer product introduced in 2001, partially offset by lower average selling prices. Multiplexer sales in 2002 totaled $2.3 million, as compared to $635,000 in 2001. The increase in gross commercial product sales proceeds was partially offset by $2.2 million and $2.3 million in 2001 and 2002, respectively, to reflect an allocation of sales proceeds to warrants issued to U.S. Cellular in connection with those sales. Our two largest customers accounted for 92% of our net commercial revenues in 2002 and 85% in 2001.

Government contract revenues totaled $4.8 million in 2002 and are comparable to the prior year.

Cost of commercial product revenue includes all direct costs, manufacturing overhead and related start-up costs. The cost of commercial product revenues totaled $19.3 million for 2002, and was reduced by amortization credits of $2.0 million relating to the accrual for non-cash contract loss on the purchase order from U.S. Cellular. Please read the subsection below entitled "Non-Cash Charges for Warrants Issued To U.S. Cellular." For 2002, excluding these amortization credits, the cost of commercial revenues totaled $21.3 million as compared to $12.9 million in 2001. This increase resulted from increased unit shipments and higher costs associated with ramping up the Company's manufacturing capacity, partially offset by lower material and labor costs per unit and the effect of increased manufacturing efficiencies.

For the year ended December 31, 2002 we generated negative gross margins on our commercial products at current sales levels primarily due to fixed manufacturing overhead costs. However, in the fourth quarter of 2002 we generated positive gross margins of $112,000 from net commercial sales of $4.3 million. Based on current prices and forecasted product mix and costs, we expect to continue to achieve positive commercial gross margins in 2003.

Contract research and development expenses totaled $2.5 million in 2002 as compared to $3.4 million in the prior year and included subcontract expenses of $93,000 and $1.4 million, respectively. Excluding subcontract expenses, contract research and development expenses decreased to $2.4 million in 2002, as compared to $2.0 million last year. This decrease results from the increased focus on commercial research efforts.

Other research and development expenses relate to development of our commercial products. These expenses totaled $4.5 million in 2002 and are comparable to the prior year.

Write off of in-process research and development (IPR&D) totaled $700,000 and resulted from the acquisition of Conductus. The amount of the purchase price allocated to purchased IPR&D was expensed upon acquisition, because the technological feasibility of products under development has not been established and no alternative future uses existed. The IPR&D relates to technologies representing processes and expertise employed to make new high temperature superconducting materials technology and device design and cryopackaging and systems integration technology. At the time of the acquisition, the products under development were about 50% complete and it was expected that the remaining efforts would be completed by the end of 2004 at a cost of approximately $2.5 million. The remaining efforts include completion of development processes, manufacturing processes, final product integration and testing. All of the IPR&D projects are subject to the normal risks and uncertainties.

Selling, general and administrative expenses totaled $15.0 million in 2002 as compared to $11.9 million in 2001. This increase results primarily from increased domestic and international marketing and sales efforts and ISCO litigation expenses. ISCO litigation expenses totaled $3.1 million for 2002 as compared to $976,000 in 2001.

Interest income decreased in 2002 as compared to 2001 due to decreased levels of cash available for investment and the decline in interest rates.

Interest expense in 2002 is comparable to the prior year.

We had a net loss of $19.5 million in 2002 as compared to $17.2 million in 2001.

The net loss available to common shareholders totaled $21.3 million in 2002, or $0.89 per common share, as compared to $19.8 million, or $1.10 per common share, in 2001. The amounts for 2002 and 2001 include a $1.8 million and $2.6 million, respectively, non-cash deemed distribution on preferred stock.

2001 Compared to 2000

Total net revenues increased by $2.4 million, or 24%, from $10.0 million in 2000 to $12.4 million in 2001. The increase is primarily due to higher commercial product sales.

The following table summarizes the calculation of net commercial product revenues for 2000 and 2001:

	Year Ended December 31,	
(Dollars in thousands)	2000	2001
Gross commercial product sales proceeds	$ 7,647	$ 9,907
Less allocation of proceeds to warrants issued to U.S. Cellular	(2,295)	(2,238)
Less sales discounts	(49)	(68)
Net commercial product revenues	$ 5,303	$ 7,601

Net commercial product revenues in 2001 increased to $7.6 million from $5.3 million in 2000, an increase of $2.3 million, or 43%. This increase is the result of higher sales of our SuperFilter products, a shift in the product mix toward higher-priced SIX-Pak units and sales of our new duplexer product introduced in 2001. Multiplexer sales in 2001 totaled $635,000. The increase in gross commercial product sales proceeds was partially offset by $2.3 million in 2000 and $2.2 million in 2001 to reflect an allocation of sales proceeds to warrants issued to U.S. Cellular in connection with those sales. Our two largest customers accounted for 85% of our net commercial revenues in 2001 as compared to 49% in 2000.

In 2001, government contract revenue totaled $4.8 million as compared to $4.6 million in 2000. These revenues included government subcontract revenue, which totaled $1.4 million in 2001 as compared to $689,000 in 2000. Excluding the impact of subcontract revenues, government contract revenues declined this last year as we focused more of our research and development resources on our commercial business.

Cost of commercial product revenues includes all direct costs, manufacturing overhead and related start-up costs. The cost of commercial product revenues totaled $10.6 million for 2001 and was reduced by the amortization of $2.2 million, relating to the accrual for non-cash contract loss on the purchase order received from U.S. Cellular. The cost of commercial product revenues was $15.7 million for 2000 and included an accrued non-cash loss of $4.2 million relating to the purchase order received from U.S. Cellular and other non-cash warrant charges relating to U.S. Cellular of $482,000. Please read the subsection below entitled "Non-Cash Charges for Warrants Issued To U.S. Cellular." Excluding these non-cash charges and credits relating to the supply agreement with U.S. Cellular, cost of commercial revenues increased to $12.9 million in 2001, or 17%, from $11.0 million in 2000. This increase was the result of increased unit shipments and higher costs associated with ramping up the Company's manufacturing capacity, partially offset by lower material and labor costs per unit and the effect of increased manufacturing efficiencies.

We generate negative gross margins on our commercial products at current sales levels primarily due to fixed manufacturing overhead costs.

Contract research and development expenses totaled $3.4 million in 2001 as compared to $4.2 million in the prior year and included subcontract expenses of $1.4 million and $689,000, respectively. Excluding subcontract expenses, contract research and development expenses decreased to $2.0 million in 2001, as compared to $3.5 million in 2000. This decrease results from the increased focus on commercial research efforts.

Other research and development expenses relate to development of our commercial products. These expenses totaled $4.6 million in 2001, as compared to $2.6 million in 2000. This increase is due to increased spending on product line expansion, further development of the SuperFilter product line, including product pilots, and product line cost reduction efforts.

Selling, general and administrative expenses totaled $11.9 million in 2001 as compared to $8.4 million in 2000, an increase of $3.5 million, or 42%. This increase results primarily from increased corporate development, domestic and international marketing and sales efforts, management recruitment activities, insurance premiums and ISCO litigation expenses. ISCO litigation expenses totaled $976,000 for the last six months in 2001 and are expected to increase throughout 2002 as we approach the trial, which is scheduled for January 2003.

Interest income increased to $1.1 million in 2001 as compared to $806,000, in the prior year, due to higher levels of cash available for investment.

Interest expense decreased by $337,000 to $146,000 in 2001 as compared to $483,000 in the prior year and resulted from decreased borrowings in the current year.

We had a net loss of $17.2 million in 2001, as compared to $20.7 million in 2000.

The net loss available to common shareholders totaled $19.8 million in 2001, or $1.10 per common share, as compared to $33.5 million, or $2.09 per common share, in 2000. The amounts for 2001 include a $2.6 million non-cash deemed distribution on preferred stock. The amounts for 2000 included $10.6 million for the non-cash cumulative effect of an accounting change and $2.2 million of non-cash deemed dividends on preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since 1998 through equity transactions. These transaction include:

In March 1998, the Company raised approximately $3,000,000 from the sale of 500,000 shares of Series A preferred stock at $6.00 per share, and issued warrants to purchase up to 100,000 shares of common stock at an exercise price of $4.00 per share. In August 1998, the Company raised approximately $1,000,000 from the sale of 125,000 shares of Series A-1 preferred stock at $8.00 per share with warrants to purchase up to 66,667 shares of common stock at an exercise price of $4.00 per share. In September 1998 the Company raised approximately $875,000 from the sale of 145,833 shares of Series A preferred stock at $6.00 per share with no warrants.

Also in September 1998, the Company completed a private placement of 500,000 shares of Series B Cumulative Convertible Preferred Stock to certain investors at $8.00 per share. Each share of Series B preferred stock carried a cumulative dividend rate of 7% per annum, was convertible into two shares of common stock, had voting rights and liquidation preferences. The proceeds of the offering, net of offering expenses, totaled approximately $4 million. The Company also issued warrants to purchase up to 120,000 shares of Common Stock at $5.70 per share.

In February 1999, the Company entered into an agreement to exchange all of the then outstanding redeemable preferred shares and related warrants for shares in a new series of preferred stock and modified warrants. The impact of the exchange was to eliminate the redemption provision of the then outstanding redeemable preferred stock. The Series A preferred stock and related warrants were exchanged for 64,584 shares of Series A-2 preferred stock and warrants to purchase 100,000 shares of common stock. The Series A-1 preferred stock and related warrants were exchanged for 12,500 shares of Series A-3 preferred stock and warrants to purchase 66,669 shares of common stock. The Series B preferred stock and related warrants were exchanged for 50,000 shares of Series B-1 preferred stock and warrants to purchase 120,000 shares of common stock. The warrants received in the exchange generally have the same terms as the warrants surrendered. In connection with the exchange, the Company issued to the preferred stockholders warrants to purchase up to 75,000 shares of common stock at $7.00.

Each share of the Series A-2, Series A-3 and Series B-1 Convertible Preferred Stock was convertible into twenty shares of common stock and had voting rights. The Series A-2 Convertible Preferred Stock carried a cumulative annual dividend of 6% per share and a liquidation preference of $72 per share until March 26, 2001, and $60 per share plus accrued dividends, thereafter. Each share of the Series A-3 Convertible Preferred Stock carried a cumulative annual dividend of 6% per share and a liquidation preference of $96 per share until March 26, 2000, and $80 per share plus accrual dividends, thereafter. Each share of the Series B-1 Convertible Preferred Stock carried a cumulative annual dividend of 7% per share and had a liquidation preference of $80 per share plus unpaid dividends.

In March 1999, the Company completed a private placement of 41,667 shares of Series C Convertible Preferred Stock to certain investors at $72 per share. The gross proceeds of the offering totaled $3 million. Each share of preferred stock carried a cumulative dividend of 7% per annum, had voting rights and a liquidation preference of the greater of $86.40 or $72 per share plus accrued dividends. A five-year warrant to purchase 120,000 shares of common stock at $4.50 per share was also issued in connection with this financing.

In June 1999, the Company entered into a private equity financing agreement providing for the sale of securities in two traunches with gross proceeds of up to $5.3 million. Under the first transaction, the Company sold 77,296 shares of Series D Convertible Preferred Stock at $50 per share, which resulted in gross proceeds of approximately $3.9 million. Under the second transaction, the Company sold 28,704 shares of Series D Convertible Preferred Stock at $50 per share, resulting in gross proceeds of approximately $1.4 million. Each share was convertible into twenty shares of common stock, and carried a cumulative dividend of 6% per annum, had voting rights and a liquidation preference of $65 per share until December 17, 2003 and $50 per share plus accrued dividends per share thereafter. In connection with this financing, the Company also issued five year warrants for the purchase of up to 212,000 shares of common stock at $3 per share.

On February 11, 2000, the Company completed the registration and sale of 2,473,701 shares of common stock, priced at $3.25 per share, of which 2,319,855 shares of common stock were sold for a cash payment totaling $7,540,000 and 153,846 shares of common stock were exchanged for short-term indebtedness of $500,000. Net proceeds to the Company totaled $7.4 million. Concurrent with the offering, the holders of the Series A-2, A-3 and C Redeemable Convertible Preferred Stock converted their holdings into 2,458,391 shares of common stock. As an inducement to convert the preferred shares, the Company issued the preferred stockholders warrants to purchase 250,000 shares of common stock at $3.58 per share. Also during the year ended

December 31, 2000, the holders of the outstanding Series B-1 and D preferred shares elected to convert their holdings into 3,175,409 shares of common stock.

On September 29, 2000, the Company issued in a private placement 37,500 shares of a newly created Series E Convertible Preferred Stock and warrants to purchase up to an additional 1,044,568 shares of common stock. Proceeds, net of issuance costs, totaled approximately $35,155,000.

The preferred stock was non-voting, has a stated value and a liquidation preference of $1,000 per share, and is convertible into common stock at the lower of $17.95 per common share or the market price of the common stock at the time of conversion, subject to an implicit floor.

During 2001, 3,000 Series E preferred shares were converted into 625,093 shares of common stock and 51,212 shares of common stock were issued in connection with the conversion premium. During 2002 the remaining 34,500 shares were converted into 2,878,351 shares of common stock. The associated conversion premium totaled $4,686,000 and was paid with $3.0 million in cash and an eighteen-month $1.7 million subordinated note. The subordinated note carries eight percent interest with interest only payable for the first six months and monthly amortization of principal and interest for the remaining twelve months.

In connection with the sale of the Series E Preferred stock, the Company also issued two five-year warrants to purchase shares of common stock at an exercise price of $21.54 per share. The first warrant is for the purchase of 313,370 shares and the second warrant is for the purchase of up to 731,198 additional shares of common stock. Both warrants are currently exercisable and contain "weighted average" antidilution provisions which adjust the warrant exercise price and number of shares in the event the Company sells equity securities at a discount to then prevailing market prices. The amount of the adjustment depends on the size of the below-market transaction and the amount of the discount to the market price. The warrant exercise price cannot be reduced below a minimum of $18.91 as the result of adjustments under this provision. As a result of the issuance of common shares during 2002 the exercise price and the number of shares of these warrants was adjusted to $19.53 and 1,151,819, respectively.

In March 2002 the Company raised net proceeds of $12,122,000 from the private sale of 3,714,286 shares of common stock at $3.50 per share based on a negotiated discount to market and 5-year warrants to purchase an additional 557,143 shares of common stock exercisable at $5.50 per share. In conjunction with this equity issuance, the Company also issued to the placement agent 5-year warrants to purchase up to 213,571 shares of common stock at an exercise price of $5.50 per share.

In connection with the acquisition of Conductus, Inc. in December 2002 the Company raised net proceeds of $19,704,000 from the private sale of 21,096,954 shares of common stock at $0.95 per share based on a negotiated discount to market and 5-year warrants to purchase an additional 5,274,240 shares of common stock exercisable at $1.19 per share. The warrants become exercisable on June 17, 2003.

Cash and cash equivalents increased by $3.0 million from $15.2 million at December 31, 2001 to $18.2 million at December 31, 2002. Cash used in operations and investing activities during 2002 was offset by cash received from the sale of common stock and warrants in a private placement during the first and fourth quarters.

Net cash used in operations totaled $14.5 million, $14.7 million and $20.0 million in 2000, 2001 and 2002, respectively. The increase in cash used in operations in the comparison periods is primarily the result of the increased cash portion of our net loss during the comparison periods, and to a lesser extent, increases in accounts receivable and inventories resulting from the growth in our sales.

Net cash used in investing activities totaled $2.2 million, $1.9 million and $5.5 million in 2000, 2001 and 2002 primarily related to the purchases of manufacturing equipment and facilities improvements. In 2002, cash of $429,000 was used in the acquisition of Conductus, Inc. and $374,000 was provided by the release of restrictions on $374,000 of cash also obtained through the Conductus acquisition.

Net cash provided by financing activities totaled $48.4 million and $28.4 million in 2000 and 2002, respectively. Net cash provided by financing activities in 2000 primarily resulted from the private sales of common stock and Series E convertible preferred stock, as well as from the exercise of outstanding warrants and stock options which totaled $50.1 million and was partially offset by the net reduction in borrowings of $1.7 million. The net cash provided by financing activities in 2002 primarily resulted from the sale of common stock and warrants for $12.2 million in March 2002 and for $19.7 million in December 2002 relating to the Conductus acquisition. These amounts were partially offset by the payments on long-term debt and $3.0 million premium paid on the conversion of the Series E convertible preferred stock. In 2001, cash provided by financing operations resulted from the exercise of stock options, which totaled $218,000 and was partially offset by the net reduction in borrowings of $242,000.

At December 31, 2002, we had the following cash commitments:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**2-3 years**	**4-5 years**	**After 5 years**
Capital lease obligations	$ 491,000	$ 323,000	$ 131,000	$ 37,000	$ –
Principal and interest payments on subordinated note payable	1,793,000	1,353,000	440,000	–	–
Operating leases	15,039,000	2,404,000	4,602,000	2,588,000	$5,445,000
Minimum license commitment	612,000	100,000	200,000	200,000	112,000
Fixed asset purchase commitments	382,000	382,000	–	–	–
Total contractual cash obligations	$ 18,317,000	$ 4,562,000	$ 5,373,000	$ 2,825,000	$ 5,557,000

Additionally, we plan to invest an additional $2.5-$3.0 million in fixed assets during 2003 to continue to expand manufacturing ability. With our present SuperFilter product mix, we have the ability to manufacture about 600 units per quarter and have the ability to easily expand that capacity to 1,000 units per quarter. In addition, we expect that sales will continue to increase which will result in higher inventory and accounts receivable balances being maintained. Although revenues are expected to increase in 2003, through March 2003 the Company has continued to incur losses. Our long-term prospects are dependent upon the continued and increased market acceptance for our products.

We presently cannot predict whether our capital resources will be sufficient to fund operations for the coming year. The Company's future capital requirements will depend largely on the outcome and impact of the pending litigation with ISCO International, Inc. We are currently engaged in a patent dispute with ISCO relating to U.S. Patent No. 6,263,215 entitled "Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems" (the "215 Patent"). The trial began on March 17, 2003 and is expected to last approximately two weeks. While we continue to believe that we have meritorious defenses to this lawsuit, we cannot predict the outcome of a jury trial. See the discussion under the heading "Legal Proceedings."

The ISCO litigation could adversely affect our liquidity and capital resources in three ways. First, ISCO is seeking financial damages of approximately $16 million and alleging willful infringement which could result in treble damages. We do not have adequate financial resources to pay a significant damage award.

Second, ISCO is seeking an injunction to halt sales of our SuperFilter I, II and III products and any other infringing products. We no longer market those versions of the SuperFilter and have upgraded our product line to the SuperLink Rx 850. We do not believe the SuperLink Rx 850 infringes ISCO's 215 patent, and the trial court is not being asked to decide this issue. Therefore, we face two ongoing business risks if the trial court upholds the validity of the 215 Patent. ISCO may file another lawsuit alleging that our SuperLink Rx 850 infringes the 215 patent (or request that the judge in the pending matter decide this issue) and ultimately obtain an injunction halting sales of our primary product. Separately, the continued uncertainty regarding this issue could adversely affect future sales to our customers which would have a material adverse affect on our liquidity.

Finally, the cost of defending this lawsuit constitutes a major financial burden and could by itself have an adverse impact on our capital resources and the ability to implement our 2003 business plan. As of December 31, 2002, we and our Conductus subsidiary have incurred approximately $7.0 million in defense costs for this lawsuit. We estimate that we will incur an additional $3.0 million in the first quarter of 2003 defending this lawsuit and, in the event of an adverse outcome at trial, could continue incurring significant defense costs for post-trial motions and appeals. We may not have adequate financial resources to fund ongoing defense costs while fully implementing our business plan for 2003.

Therefore, we may need additional debt or equity financing to pay damages to ISCO, continue defending the ISCO lawsuit or future lawsuits and/or fully implement our 2003 business plan. We cannot give assurance that additional financing will be available on acceptable terms or at all. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise any needed funds, we would be forced to make substantial reductions in our operating expenses, which could adversely affect the ability to implement our current business plan and ultimately our viability as a company. We might also be forced to seek court protection from our creditors.

Our auditors have included an explanatory paragraph relating to our ability to continue as a going concern in their Report of Independent Accountants included in our audited financial statements for the year ended December 31, 2002. Last year, we incurred a net loss of $19.5 million and negative cash flows from operations of approximately $20.0 million. We need to significantly increase sales to achieve profitability and positive cash flows. The auditors consider that these factors, along with the pending ISCO litigation, raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should we be unable to continue in existence.

NON-CASH CHARGES FOR WARRANTS ISSUED TO U.S. CELLULAR

In August 1999, the Company entered into a warrant agreement with United States Cellular Corporation ("U.S. Cellular") where the exercise of a warrant to purchase up to 1,000,000 shares of common stock was conditioned upon future product purchases by U.S. Cellular. Under the terms of the warrant, U.S. Cellular vests in the right to purchase one share of common stock at $4 per share for every $25 of SuperFilter systems purchased from the Company. The warrant is immediately exercisable with respect to any vested shares and expires August 27, 2004. For accounting purposes, we are allocating proceeds from sales under this agreement between commercial product revenues and the estimated value of the warrants vesting in connection with those sales. The estimated fair value of the warrants in excess of the related sales, when applicable, is recorded in cost of commercial product revenues. U.S. Cellular vested in the right to exercise 48,980 shares of common stock for product purchases in 1999 and 53,460 shares of common stock for product purchases in 2000. As a result, we allocated $124,000 of sales proceeds to vesting warrants in 1999 and $1,660,000 of sales proceeds to vesting warrants in 2000. We also allocated $482,000 to cost of commercial product revenues in the second quarter of 2000 for the estimated value of vesting warrants in excess of related sales to U.S. Cellular.

In September 2000, the Company received a $7.8 million non-cancelable purchase order from U.S. Cellular for SuperFilter systems to be shipped over the next nine quarters. In consideration for the purchase order, the Company amended the August 1999 warrant agreement and vested 312,000 warrants to U.S. Cellular. The vested warrants are immediately exercisable, not subject to forfeiture, and U.S. Cellular has no other obligations to the Company.

We estimated the fair value of the warrants vesting upon receipt of this order at $5,635,000 using the Black-Scholes option-pricing model and recorded this amount as a deferred warrant charge in the statement of stockholders' equity. As SuperFilter systems are shipped under this purchase order, the related sales proceeds will be allocated between stockholders' equity and commercial product revenue using the percentage relationship which existed between the fair value of the warrants as recorded in September 2000 and the amount of the non-cancelable purchase order. In 2000, 2001 and 2002, we allocated sales proceeds of $1,118,000, $2,238, 000 and $2,280,000, respectively, for shipments under this purchase order to the deferred warrant charge and recorded $1,765,000, $879,000, and $967,000, respectively, as gross commercial product sales proceeds.

After the allocation of sales proceeds to the related warrants, the estimated cost of providing products under the purchase order exceeds related revenue by $5.3 million. We included the resulting loss in the results of operations for the year ended December 31, 2000. In 2000, 2001 and 2002, we amortized $1,059,000, $2,243,000 and $1,998,000, respectively, of this reserve against the cost of product delivered under this purchase order.

During the fourth quarter of 2002, deliveries under the $7.8 million purchase order were completed. For accounting purposes proceeds from subsequent sales to U.S. Cellular under this agreement are again being allocated between commercial product revenue and the estimated value of the warrants vesting using the Black-Scholes option-pricing model. For subsequent product sales in the fourth quarter of 2002 U.S. Cellular vested in the right to exercise the warrant and purchase a total of 22,540 shares of common stock and sales proceeds allocated to warrants vesting in 2002 totaled $3,000.

The following table summarizes the allocation of sales proceeds to warrants issued under the U.S. Cellular agreement and the contract loss reserve for the years indicated:

	Year Ended December 31,		
(Dollars in thousands)	2000	2001	2002
Warrants issued to U. S. Cellular allocated from gross commercial product sales proceeds through September 14, 2000	$ 1,177	$ –	$ –
Warrants issued to U.S. Cellular allocated from gross commercial product sales proceeds subsequent to September 14, 2000	1,118	2,238	2,283
Total	$ 2,295	$ 2,238	$ 2,283
Warrants issued to U.S. Cellular included in cost of commercial product revenue	$ 482	$ –	$ –
Non-cash loss included in cost of commercial product revenues in September 2000	$ 5,300	$ –	$ –
Amortization of non-cash loss against cost of commercial product revenues delivered to U.S. Cellular	(1,059)	(2,243)	(1,998)
Non-cash loss remaining to be amortized against cost of commercial product revenues based on future products deliverable to U.S Cellular	$ 4,241	$ 1,998	$ –

As of December 31, 2002, U.S. Cellular had 563,020 unvested warrants that can be earned from future product orders through August 27, 2004.

NET OPERATING LOSS CARRYFORWARD

At December 31, 2002, we had a federal net operating loss carryforward of approximately $162.7 million. Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return (usually the "applicable federal funds rate", as defined in the Internal revenue Code) and the value of the corporation at the time of a "change of ownership" as defined by Section 382. Recently the Company completed an analysis of its equity transactions and determined that it had a change in ownership in August 1999. Therefore, the ability to utilize net operating loss carryforwards incurred prior to the change of ownership totaling $32.6 million will be subject in future periods to an annual limitation of $2.3 million. Net operating losses incurred by Superconductor Technologies Inc. subsequent to the change totaled $67.4 million and are not subject to this limitation, however, they may be subject to limitation should a subsequent change in ownership occur. Conductus has net operating loss carryforwards of $89.2 million. Conductus may have already had an ownership change because of its previous equity transactions. It is likely that the consummation of the merger with Conductus and the contemporaneous offering caused another ownership change for purposes of Section 382, further restricting utilization of net operating loss carryforwards incurred through the ownership change date and acquired through the acquisition of Conductus. If such an ownership change occurred, the applicable Section 382 Limitation may be significantly lower than the $2.3 million limitation that resulted from the 1999 ownership change.

FUTURE ACCOUNTING REQUIREMENTS

Adoption of Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS No. 141, Accounting for Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets did not have an impact on the Company's financial position, results of operations or cash flows for the period ended December 31, 2002.

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements and SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. Also, this statement amends SFAS No. 13, Accounting for Leases and other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changes conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provision relating to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. The adoption of the Standard did not have a material impact on the Company's financial position or results of its operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial reporting for costs associated with exits or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe it will have a material impact on its financial position or results of its operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The amendments to Statement 123 in paragraphs 2(a)-2(e) of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. The amendment to Statement 123 in paragraph 2(f) of this Statement and the amendment to Opinion 28 in paragraph 3 shall be effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company does not believe it will have a material impact on its financial position or results of its operations.

In November 2002, the FASB issued FASB Interpretation Number 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of SFAS No. 5, 57 and 107 and rescission of FIN 34." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies, " relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 is effective on January 1, 2003 and is not expected to have a significant effect on our financial position or results of operations.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE's") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 is effective January 1, 2003 and is not expected to have a significant effect on the Company's financial position or results of operations.

MARKET RISK

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices. We do not enter into derivatives or other financial instruments for trading or speculation purposes.

At December 31, 2002, we had approximately $16.2 million invested in a money market account yielding approximately 1.70%. Assuming a 1% decrease in the yield on this money market account and no liquidation of principal for the year, our total interest income would decrease by $160,000 per annum.

INFLATION

The Company does not foresee any material impact on its operations from inflation.

Report of Independent Accountants

**To the Board of Directors
and Stockholders of
Superconductor Technologies Inc.**

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Superconductor Technologies Inc. at December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, in 2000 the Company changed its method of calculating the beneficial conversion feature associated with the issuance of convertible preferred stock.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had recurring losses and used $20.0 million in cash for operations in 2002. In addition, as more fully described in Note 2, the Company commenced jury trial on March 17, 2003 regarding a patent infringement claim made by ISCO International, Inc. All of these matters raise a substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Los Angeles, California
March 14, 2003, except for
Note 2 – "Basis of Presentation"
and Note 15 – "Subsequent Event"
for which the dates are March 17
and 28, 2003, respectively.

Consolidated Balance Sheet

	December 31, 2001	December 31, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 15,205,000	$ 18,191,000
Accounts receivable, net	1,448,000	3,405,000
Inventory	5,734,000	6,347,000
Prepaid expenses and other current assets	595,000	555,000
Total Current Assets	22,982,000	28,498,000
Property and equipment, net of accumulated depreciation of $11,027,000 and $12,648,000, respectively	5,215,000	11,091,000
Patents, licenses and purchased technology, net of accumulated amortization of $2,075,000 and $2,368,000, respectively	1,681,000	5,141,000
Goodwill	–	20,107,000
Other assets	283,000	489,000
Total Assets	$ 30,161,000	$ 65,326,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,695,000	$ 5,888,000
Accrued expenses	1,254,000	4,557,000
Current portion of capitalized lease obligations and long term debt	280,000	1,550,000
Total Current Liabilities	4,229,000	11,995,000
Capitalized lease obligations and long term-debt	229,000	573,000
Accrual for loss on contract	1,998,000	–
Other long term liabilities	42,000	3,234,000
Total Liabilities	6,498,000	15,802,000
Commitments and contingencies – Note 11 and 12		
Stockholders' Equity:		
Preferred stock, $.001 par value, 2,000,000 shares authorized, Series E convertible preferred stock, 37,500 shares authorized, 34,500 and none issued and outstanding, respectively	–	–
Common stock, $.001 par value, 125,000,000 shares authorized, 18,579,160 and 59,823,553 shares issued and outstanding	19,000	60,000
Capital in excess of par value	110,871,000	154,744,000
Deferred warrant charges	(2,280,000)	–
Notes receivable from stockholder	–	(820,000)
Accumulated deficit	(84,947,000)	(104,460,000)
Total Stockholders' Equity	23,663,000	49,524,000
Total Liabilities and Stockholders' Equity	$ 30,161,000	$ 65,326,000

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Operations

	For the Year Ended December 31,		
	2000	2001	2002
Net revenues:			
Net commercial product revenues	$ 5,303,000	$ 7,601,000	$ 17,601,000
Government contract revenues	4,643,000	4,782,000	4,785,000
Sub license royalties	10,000	10,000	10,000
Total net revenues	9,956,000	12,393,000	22,396,000
Costs and expenses:			
Cost of commercial product revenues	15,710,000	10,626,000	19,286,000
Contract research and development	4,235,000	3,359,000	2,531,000
Other research and development	2,633,000	4,606,000	4,489,000
Selling, general and administrative	8,357,000	11,907,000	14,976,000
Write off of in-process research and development	–	–	700,000
Total costs and expenses	*30,935,000*	*30,498,000*	41,982,000
Loss from operations	(20,979,000)	(18,105,000)	(19,586,000)
Interest income	806,000	1,050,000	218,000
Interest expense	(483,000)	(146,000)	(145,000)
Net loss	(20,656,000)	(17,201,000)	(19,513,000)
Less:			
Deemed distribution attributable to the inducement to convert preferred stock and beneficial conversion feature	(2,203,000)	(2,603,000)	(1,756,000)
Net loss available to common stockholders before cumulative effect of accounting change	(22,859,000)	(19,804,000)	(21,269,000)
Cumulative effect of accounting change on preferred stock beneficial conversion feature	(10,612,000)	–	–
Net loss available to common stockholders for computation of loss per common share	$ (33,471,000)	$ (19,804,000)	$ (21,269,000)
Basic and diluted net loss per common share			
Net loss per common share before cumulative effect of accounting change	$ (1.42)	$ (1.10)	$ (0.89)
Cumulative effect of accounting change	(0.67)	–	–
Net loss per common share	$ (2.09)	$ (1.10)	$ (0.89)
Weighted average number of common shares outstanding	16,050,423	17,955,553	24,019,542

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Stockholders' Equity

	Convertible Preferred Stock		
	Shares		Amount
Balance at December 31, 1999	–	$	–
Conversion of mandatory redeemable convertible preferred stock			
Issuance of common stock for conversion of note payable			
Issuance of common stock for cash			
Exercise of warrants			
Exercise of stock options			
Issuance of warrants and stock options			
Amortization of deferred warrant charges			
Issuance of Series E Convertible Preferred Stock and warrants	37,500		
Net loss			
Balance at December 31, 2000	37,500		–
Conversion of convertible preferred stock	(3,000)		
Exercise of stock options			
Amortization of deferred warrant charges			
Net loss			
Balance at December 31, 2001	34,500		–
Conversion of convertible preferred stock	(34,500)		
Exercise of stock options			
Issuance of common stock for cash			
Acquisition of Conductus, Inc.			
Amortization of deferred warrant charges			
Payment of convertible preferred stock conversion premium			
Net loss			
Balance at December 31, 2002	–	$	–

See accompanying notes to the consolidated financial statements.

Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Deferred Warrant Charges	Receivable From Stockholder	Accumulated Deficit	Total
7,739,218	$ 8,000	$ 35,426,000	$ –	$ –	$ (47,090,000)	$ (11,656,000)
5,633,901	6,000	17,119,000				17,125,000
153,846		500,000				500,000
2,319,855	2,000	7,381,000				7,383,000
1,152,174	1,000	3,968,000				3,969,000
824,170	1,000	3,562,000				3,563,000
		7,543,000	(5,635,000)			1,908,000
			1,118,000			1,118,000
		35,155,000				35,155,000
					(20,656,000)	(20,656,000)
17,823,164	18,000	110,654,000	(4,517,000)	–	(67,746,000)	38,409,000
676,305	1,000	(1,000)				–
79,691		218,000				218,000
			2,237,000			2,237,000
					(17,201,000)	(17,201,000)
18,579,160	19,000	110,871,000	(2,280,000)	–	(84,947,000)	23,663,000
2,878,351	3,000	(3,000)				–
26,473		83,000				83,000
24,811,240	25,000	31,801,000				31,826,000
13,528,329	13,000	16,678,000		(820,000)		15,871,000
			2,280,000			2,280,000
		(4,686,000)				(4,686,000)
					(19,513,000)	(19,513,000)
59,823,553	$ 60,000	$ 154,744,000	$ –	$ (820,000)	$ (104,460,000)	$ 49,524,000

Consolidated Statement of Cash Flows

	For the Year Ended December 31,		
	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (20,656,000)	$ (17,201,000)	$ (19,513,000)
Adjustments to reconcile net loss to net cash used for operating activities:			
Depreciation and amortization	1,794,000	2,141,000	1,931,000
Accrued loss and amortization of accrued loss on sales contract	4,241,000	(2,243,000)	(1,998,000)
Warrants and options charges	2,798,000	2,237,000	2,283,000
Purchase of in process research and development	–	–	700,000
Changes in assets and liabilities:			
Accounts receivable	(2,099,000)	2,241,000	(1,655,000)
Inventory	(1,030,000)	(1,959,000)	(613,000)
Prepaid expenses and other current assets	(159,000)	(95,000)	160,000
Patents and licenses	(165,000)	(259,000)	(553,000)
Other assets	90,000	(190,000)	(75,000)
Accounts payable and accrued expenses	691,000	631,000	(618,000)
Net cash used in operating activities	(14,495,000)	(14,697,000)	(19,951,000)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(2,193,000)	(1,898,000)	(5,398,000)
Decrease in restricted cash	–	–	374,000
Cash used in acquisition of Conductus, Inc.	–	–	(429,000)
Net cash used in investing activities	(2,193,000)	(1,898,000)	(5,453,000)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	1,500,000	–	–
Payments on short term borrowings	(2,953,000)	–	–
Payments on long-term obligations	(211,000)	(242,000)	(519,000)
Net proceeds from sale of preferred and common stock	50,110,000	218,000	31,909,000
Payment of preferred stock conversion premium	–	–	(3,000,000)
Net cash provided by (used in) financing activities	48,446,000	(24,000)	28,390,000
Net increase (decrease) in cash and cash equivalents	31,758,000	(16,619,000)	2,986,000
Cash and cash equivalents at beginning of year	66,000	31,824,000	15,205,000
Cash and cash equivalents at end of year	$ 31,824,000	$ 15,205,000	$ 18,191,000

See accompanying notes to the consolidated financial statements.

NOTE 1 – THE COMPANY

Superconductor Technologies Inc. was incorporated in Delaware on May 11, 1987 and maintains its headquarters in Santa Barbara, California. The Company has operated in a single industry segment, the research, development, manufacture and marketing of high-performance filters to service providers and original equipment manufacturers in the mobile wireless communications industry. The Company's principal commercial product, the SuperFilter, combines high-temperature superconductors with cryogenic cooling technology to produce a filter with significant advantages over conventional filters. From 1987 to 1997, the Company was engaged primarily in research and development and generated revenues primarily from government research contracts. The Company began full-scale commercial production of the SuperFilter in 1997 and shipped 393 units in 2000, 438 in 2001 and 927 units in 2002.

The Company continues to be involved as either contractor or subcontractor on a number of contracts with the United States government. These contracts have been and continue to provide a significant source of revenues for the Company. For the years ended December 31, 2000, 2001, and 2002, government related contracts account for 47%, 39%, and 21% respectively, of the Company's net revenues.

On December 18, 2002, the Company acquired 100 percent of the outstanding shares of Conductus, Inc. The results of Conductus, Inc. are included in the consolidated financial statements for 13 days following its acquisition through December 31, 2002.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The Company's future capital requirements will depend largely on the outcome and impact of the pending litigation with ISCO International, Inc. The Company is currently engaged in a patent dispute with ISCO relating to U.S. Patent No. 6,263,215 entitled "Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems" (the "215 Patent"). The trial began on March 17, 2003 and is expected to last approximately two weeks. While the Company believes that it has meritorious defenses to this lawsuit, it cannot predict the outcome of a jury trial. See Note 12.

The ISCO litigation could adversely affect our liquidity and capital resources in three ways. First, ISCO is seeking financial damages of approximately $16 million and alleging willful infringement which could result in treble damages. The Company does not have adequate financial resources to pay a significant damage award.

Second, ISCO is seeking an injuction to halt sales of our SuperFilter I, II and III products and any other infringing products. The Company no longer markets those versions of the SuperFilter and has upgraded its product line to the SuperLink Rx 850. The Company does not believe the SuperLink Rx 850 infringes ISCO's 215 patent, and the trial court is not being asked to decide this issue. Therefore, the Company faces two ongoing business risks if the trial court upholds the validity of the 215 Patent. ISCO may file another lawsuit alleging that our SuperFilter Rx 850 infringes the 215 patent (or request that the judge in the pending matter decide this issue) and ultimately obtain an injunction halting sales of our primary product. Separately, the continued uncertainty regarding this issue could adversely affect future sales to our customers which would have a material adverse affect on our liquidity.

Finally, the cost of defending this lawsuit constitutes a major financial burden and could by itself have an adverse impact on the Company's capital resources and the ability to implement our 2003 business plan. As of December 31, 2002, the Company and our Conductus subsidiary have incurred approximately $7.0 million in defense costs for this lawsuit. The Company estimates that we will incur an additional $3.0 million in the first quarter of 2003 defending this lawsuit and, in the event of an adverse outcome at trial, could continue incurring significant defense costs for post-trial motions and appeals. The Company may not have adequate financial resources to fund ongoing defense costs while fully implementing our business plan for 2003.

Therefore, The Company may need additional debt or equity financing to pay damages to ISCO, continue defending the ISCO lawsuit or future lawsuits and/or fully implement our 2003 business plan. The Company cannot give assurance that additional financing will be available on acceptable terms or at all. If the Company issues additional equity securities to raise funds, the ownership percentage of its existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock. If the Company cannot raise any needed funds, it would be forced to make substantial reductions in its operating expenses, which could adversely affect its ability to implement our current business plan and ultimately its viability as a company.

Last year, the Company incurred a net loss of $19,513,000 and negative cash flows from operations of approximately $19,951,000 . The Company needs to significantly increase sales to achieve profitability and positive cash flows. If it is unable to do so, the Company may need additional debt or equity financing.

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. The factors described above raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from this uncertainty.

Principles of Consolidation. The consolidated financial statements include the accounts of Superconductor Technologies Inc. and its wholly owned subsidiaries (the

"Company"). All significant intercompany transactions have been eliminated from the consolidated financial statements.

Cash and Cash Equivalents. Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are maintained with quality financial institutions and from time to time exceed FDIC limits.

Accounts Receivable. The Company sells predominantly to entities in the wireless communications industry and to entities of the United States government. The Company grants uncollateralized credit to its customers. The Company performs ongoing credit evaluations of its customers before granting credit.

Revenue Recognition. Commercial revenues are principally derived from the sale of the Company's SuperFilter® products and are recognized once all of the following conditions have been met: a) an authorized purchase order has been received in writing, b) customer's credit worthiness has been established, c) shipment of the product has occurred, d) title has transferred, and e) if stipulated by the contract, customer acceptance has occurred and all significant vendor obligations, if any, have been satisfied.

Contract revenues are principally generated under research and development contracts. Contract revenues are recognized utilizing the percentage-of-completion method measured by the relationship of costs incurred to total estimated contract costs. If the current contract estimate were to indicate a loss, utilizing the funded amount of the contract, a provision would be made for the total anticipated loss. Revenues from research related activities are derived primarily from contracts with agencies of the United States Government. Credit risk related to accounts receivable arising from such contracts is considered minimal. These contracts include cost-plus, fixed price and cost sharing arrangements and are generally short-term in nature.

All payments to the Company for work performed on contracts with agencies of the U.S. Government are subject to adjustment upon audit by the Defense Contract Audit Agency. Based on historical experience and review of current projects in process, management believes that the audits will not have a significant effect on the financial position, results of operations or cash flows of the Company.

Warranties. The Company recognizes the estimated cost of warranty expense at the time of revenue recognition. Warranty reserves are reviewed periodically and adjusted based on actual and anticipated experience.

Guarantees. In connection with the sales of its commercial products, the Company indemnifies, without limit or term, its customers against all claims, suits, demands, damages, liabilities, expenses, judgments, settlements and penalties arising from actual or alleged infringement or misappropriation of any intellectual property relating to its products or other claims arising from its products. The Company cannot reasonably develop an estimate of the maximum potential amount of payments that might be made under its guarantee because of the uncertainty as to whether a claim might arise and how much it might total.

Research and Development Costs. Research and development costs are expensed as incurred and include salary, facility, depreciation and material expenses. Research and development costs incurred solely in connection with research and development contracts are charged to contract research and development expense. Other research and development costs are charged to other research and development expense.

Inventories. Inventories are stated at the lower of cost or market, with costs primarily determined using standard costs, which approximate actual costs utilizing the first-in, first-out method. Provision for potentially obsolete or slow moving inventory is made based on management's analysis of inventory levels and sales forecasts.

Property and Equipment. Property and equipment are recorded at cost. Equipment is depreciated using the straight-line method over their estimated useful lives ranging from three to five years. Leasehold improvements and assets financed under capital leases are amortized over the shorter of their useful lives or the lease term. Furniture and fixtures are depreciated over seven years. Expenditures for additions and major improvements are capitalized. Expenditures for minor tooling, repairs and maintenance and minor improvements are charged to expense as incurred. When property or equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are recorded as other income or expense.

Patents, Licenses and Purchased Technology. Patents and licenses are recorded at cost and are amortized using the straight-line method over the shorter of their estimated useful lives or approximately seventeen years. Purchased technology acquired through the acquisition of Conductus, Inc. is recorded at its estimated fair value and is amortized using the straight-line method over seven years.

Goodwill. Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is tested for impairment annually in the fourth quarter after the annual planning process. The first step of the impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting units exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the

reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

Long-Lived Assets. The realizability of long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections. The analyses necessarily involve significant management judgment. In the event the projected undiscounted cash flows are less than net book value of the assets, the carrying value of the assets will be written down to their estimated fair value.

Loss Contingencies. In the normal course of business the Company is subject to claims and litigation, including allegations of patent infringement. Liabilities relating to these claims are recorded when it is determined that a loss is probable and the amount of the loss can be reasonably estimated. The costs of defending the Company in such matters are expensed as incurred.

Income Taxes. The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax laws or rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Marketing Costs. All costs related to marketing and advertising the Company's products are expensed as incurred or at the time the advertising takes place. Advertising costs were not material in each of the three years in the period ended December 31, 2002.

Net Loss Per Share. Basic and diluted net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding in each year. Net loss available to common stockholders is computed after deducting accumulated dividends on cumulative preferred stock, deemed dividends and accretion of redemption value on redeemable preferred stock for the period and beneficial conversion features on issuance of convertible preferred stock. Common stock equivalents are not included in the calculation of diluted loss per share because their effect is antidilutive.

Stock-based Compensation. As permitted under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net loss and loss per share, as calculated under the provisions of SFAS 123, are disclosed in the notes to the financial statements. The Company accounts for equity securities issued to non-employees in accordance with the provision of SFAS 123 and Emerging Issues Task Force 96-18.

If the Company had elected to recognize compensation expense for employee awards based upon the fair value at the grant date consistent with the methodology prescribed by SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

	2000	2001	2002
Net Loss:			
As reported	$ (20,656,000)	$ (17,201,000)	$ (19,513,000)
Pro forma	$ (23,440,000)	$ (21,171,000)	$ (23,569,000)
Loss per Share:			
As reported	$ (2.09)	$ (1.10)	$ (0.89)
Pro forma	$ (2.26)	$ (1.32)	$ (1.06)

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant estimates in the preparation of the financial statements relate to the assessment of the carrying amount of accounts receivable, inventory, intangibles, estimated provisions for warranty costs, accruals for restructuring and lease abandonment costs in connection with the Conductus acquisition, income taxes, the loss contract with U.S. Cellular and disclosures related to the litigation with ISCO International, Inc. Actual results could differ from those estimates and such differences may be material to the financial statements.

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. The Company estimates that the carrying amount of the debt approximates fair value based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Comprehensive Income. The Company has no items of other comprehensive income in any period and consequently does not report comprehensive income.

Segment Information. The Company has operated in a single business segment, the research, development, manufacture, marketing and sale of high temperature superconducting filter and low noise amplifier and multiplexer products for the wireless communications industry. The Company also markets and sells a multi-carrier power amplifier, a related product

manufactured by a third party. Net revenues derived principally from government research and development contracts are presented separately on the statement of operations for all periods presented. Management views its government research and development contracts as a supplementary source of revenue to fund its development of high temperature superconducting products.

On December 18, 2002, the Company acquired 100 percent of the outstanding shares of Conductus, Inc. The results of Conductus, Inc. are included in the consolidated financial statements for 13 days following its acquisition through December 31, 2002. As a result of the acquisition of Conductus, the Company is currently evaluating whether, commencing in 2003, it operates in a second business segment, U.S. government technology and product development services. If it is determined that the Company operates in a second segment, goodwill arising from the acquisition will be allocated between the two segments.

Reclassifications. Certain reclassifications have been made to the 2000 and 2001 financial statements to conform to the 2002 presentation.

Certain Risks and Uncertainties. During the three year period ended December 31, 2002, the Company sold almost 1,758 SuperFilter units, but the Company has continued to incur operating losses. The Company's long-term prospects are dependent upon the continued and increased market acceptance for the product.

The Company's two largest commercial customers accounted for 49%, 85% and 92% of our net commercial revenues for fiscal 2000, 2001 and 2002, respectively, and 49% and 43% of accounts receivable as of December 31, 2001 and 2002, respectively.

The Company currently purchases substrates for growth of high-temperature superconductor films from one supplier because of the quality of its substrates.

As more fully described in Note 12, the Company is currently engaged in a patent dispute with ISCO International, Inc. The Company has not recorded any liability relating to this litigation but may be required to do so if we are unsuccessful in defending ourselves. An adverse final determination in respect of this matter could have a material impact on the Company's business, financial position, operating results and cash flows.

In connection with the sales of its commercial products, the Company indemnifies, without limit or term, its customers against all claims, suits, demands, damages, liabilities, expenses, judgements, settlements and penalties arising from actual or alleged infringement or misappropriation of any intellectual property relating to its products or other claims arising from its products. The Company cannot reasonably develop an estimate of the maximum potential amount of payments that might be made under its guarantee because of the uncertainty as to whether a claim might arise and how much it might total.

Recent Accounting Pronouncements. Adoption of Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS No. 141, Accounting for Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets did not have an impact on the Company's financial position, results of operations or cash flows for the period ended December 31, 2002.

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements and SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. Also, this statement amends SFAS No. 13, Accounting for Leases and other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changes conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provision relating to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. The adoption of the Standard did not have a material impact on the Company's financial position or results of its operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial reporting for costs associated with exits or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe it will have a material impact on its financial position or results of its operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123. This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The amendments to Statement 123 in paragraphs 2(a)-2(e) of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted

for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. The amendment to Statement 123 in paragraph 2(f) of this Statement and the amendment to Opinion 28 in paragraph 3 shall be effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company does not believe it will have a material impact on its financial position or results of its operations.

In November 2002, the FASB issued FASB Interpretation Number 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of SFAS No. 5, 57 and 107 and rescission of FIN 34." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies, " relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 is effective on January 1, 2003 and is not expected to have a significant effect on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE's") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 is effective January 1, 2003 and is not expected to have a significant effect on the Company's financial position or results of operations.

NOTE 3 – ACQUISITION OF CONDUCTUS, INC.

On December 18, 2002, the Company acquired 100 percent of the outstanding shares of Conductus, Inc. ("Conductus"). Conductus developed, manufactured, and marketed electronic components and systems based on superconductors for application in telecommunications markets and in defense, intelligence and law enforcement markets. The results of Conductus' operations have been included in the consolidated financial statements for the 13-day period following its acquisition through December 31, 2002. Concurrent with the acquisition and contingent upon completion of the acquisition, the Company also raised approximately $20 million in a private placement of its common stock (see Note 8). The primary reasons for the acquisition of Conductus and the primary factors that contributed to a purchase price that results in recognition of goodwill, are:

- Conductus operations would deliver accelerated earnings prospects and potential strategic and other benefits.
- Combining the two company's operations would produce significant cost savings.
- Addition of Conductus to the combined entity would help the Company compete more effectively.
- The combined Company would have a stronger balance sheet, improving its access to capital.
- The resulting Company will have the talents, technologies and assets of the two pioneers of commercial wireless and government applications of superconducting technologies.

The aggregate purchase price was $17,620,000 consisting of 13,528,000 shares of common stock valued at $15,286,000, assumption of warrants to purchase 1,464,749 shares of common stock valued at $805,000, assumption of options to purchase 1,673,582 shares of common stock valued at $600,000 and acquisition costs of $928,000. The value of the common stock was determined based on the average market price of the Company's common stock over the 3-day period before and after the terms of the acquisition were agreed to and announced. The fair value of the common stock options and warrants assumed was determined using a Black-Scholes option pricing model with the following assumptions: volatility ranging from 80% to 128%, expected life ranging from 3 months to 10 years, dividend rate of 0% and risk free rate ranging from 1% to 4%.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of Conductus.

Current assets	$ 921,000
Property and equipment	1,867,000
Intangible assets	3,900,000
Goodwill	20,107,000
Notes receivable	820,000
Other assets	516,000
Total assets acquired	28,131,000
Current liabilities	4,717,000
Long term debt	17,000
Unfavorable lease commitment	1,140,000
Accrued costs for exit activities	4,637,000
Total liabilities assumed	10,511,000
Net assets acquired	$ 17,620,000

Of the $3,900,000 of acquired intangible assets, $3,200,000 was assigned to completed technology, which is being amortized over 7 years, and $700,000 was assigned to in-process research and development (IPR&D), which was written off at the date of acquisition. The amount of the purchase price allocated to purchased IPR&D was expensed upon acquisition, because the technological feasibility of products under development has not been established and no alternative future uses existed. The IPR&D relates to technologies representing processes and expertise employed to make new high temperature superconducting materials technology and device design and cryopackaging and systems integration technology. At the time of the acquisition, the products under development were about 50% complete and it was expected

that the remaining efforts would be completed by the end of 2004 at a cost of approximately $2.5 million. The remaining efforts include completion of development processes, manufacturing processes, final product integration and testing. All of the IPR&D projects are subject to the normal risks and uncertainties. The fair value of the IPR&D was determined by an independent valuation using the cost approach.

The amount assigned to goodwill is not expected to be deductible for tax purposes.

In connection with the acquisition, the Company incurred $4,637,000 of restructuring costs as a result of severance of workforce, the elimination of excess facilities and product line exit costs. The Company also assumed unfavorable operating leases costs totaling $1,140,000. The Company has recognized such costs as a liability assumed as of the acquisition dates, resulting in additional goodwill.

These restructuring costs consisted of employee termination benefits of $1,600,000, lease abandonment costs of $1,995,000, and product line exits costs of $1,042,000. These accrued expenses and the accrued unfavorable lease costs remained substantially unchanged at December 31, 2002.

The following unaudited proforma information presents certain operating results as if the acquisition had taken place on January 1, 2001:

	2001	2002
Revenue	$ 19,017,000	$ 27,742,000
Net loss	35,134,000	36,306,000
Net loss available to common stockholders	37,737,000	38,062,000
Net loss per share	1.20	1.03

These proforma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of purchased technology and lower depreciation expense resulting from lower fixed assets costs. The proforma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at January 1, 2001 or those of future periods.

NOTE 4 – CUMULATIVE ACCOUNTING CHANGE

On November 6, 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-27, "Application of EITF Issue No.98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments". EITF 00-27 requires that any beneficial conversion feature associated with a convertible instrument be calculated using the intrinsic value of a conversion option after first allocating the proceeds received to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants). As a result of adopting EITF 00-27, the Company included in the computation of basic and diluted loss per share for fiscal 2000 a non-recurring cumulative effect of an accounting change on a preferred stock beneficial conversion feature of $10,612,000 related to the issuance of its Series E Preferred Stock in September 2000 and to the issuance of its Series D Preferred Stock in June 1999.

NOTE 5 – PATENTS AND LICENSES

The Company has focused its development efforts on thallium barium calcium copper oxide ("TBCCO") materials and, to a lesser extent, on yttrium barium copper oxide ("YBCO") materials. Several U.S. patents have been issued to the University of Arkansas covering TBCCO, and the Company has an exclusive worldwide license (including the right to sublicense) under these patents, subject to the University of Arkansas' right to conduct research related to the patents. The Company is obligated to pay royalties of 4% on sales of TBCCO-based products, subject to a $100,000 annual minimum and royalties of 35% of sublicense revenues received by the Company. In the event that the Company fails to pay minimum annual royalties, the license automatically becomes non-exclusive. These royalty obligations terminate in 2009. Royalties under this agreement totaled $100,000 in each of the last three years.

NOTE 6 – RECEIVABLE FROM STOCKHOLDERS

The Company made a 5-year, interest-free loan of $150,000 to the Company's Chief Executive Officer, in connection with his compensation during 2001. The loan is secured by 131,834 unexercised stock options on shares of the Company's common stock. The loan will be forgiven if the Company terminates the executive without cause as defined in his employment agreement. The note is included in Other Assets.

Conductus made two (2) loans to its President and Chief Executive Officer, in connection with his compensation and exercise of stock options during 2002 and 2001. The outstanding principal balance of $820,244 plus any accrued interest on his two loans with Conductus, which are otherwise scheduled to be paid in full in December 2005 and August 2006, shall become due and payable upon termination of employment under his change in control agreement with the Company's Conductus subsidiary. These notes bear interest at 5.87% and 4.99%, are full recourse and are collateralized by 151,761 shares of the Company's common stock and are included in Stockholders Equity.

NOTE 7 – INCOME TAXES

The Company has incurred a net loss in each year of operation since inception resulting in no current or deferred tax expense for the years ended December 31, 2000, 2001 and 2002.

The benefit for income taxes differs from the amount obtained by applying the federal statutory income tax rate to loss before benefit for income taxes for the years ended December 31, 2000, 2001 and 2002 as follows:

	For the Year Ending December 31,		
	2000	2001	2002
Tax benefit computed at Federal statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in taxes due to:			
Change in valuation allowance	(42.8)	(41.3)	(39.8)
State taxes, net of federal benefit	8.5	7.0	5.8
Other	0.3	0.3	–
	–%	–%	–%

The significant components of deferred tax assets (liabilities) at December 31 are as follows:

	For the Year Ending December 31,		
	2000	2001	2002
Loss carryforwards	$ 25,851,000	$ 31,008,000	$ 59,414,000
Capitalized research and development	3,220,000	4,475,000	6,406,000
Warrant charges	891,000	2,047,000	2,955,000
Accrued loss on contract	1,690,000	796,000	–
Depreciation	1,087,000	1,762,000	1,942,000
Tax credits	1,187,000	1,330,000	3,013,000
Inventory	160,000	246,000	2,307,000
Purchase accounting adjustments	–	–	883,000
Other	374,000	264,000	991,000
Less: valuation allowance	(34,460,000)	(41,928,000)	(77,911,000)
	$ –	$ –	$ –

The valuation allowance increased by $16,150,000, $7,468,000 and $35,983,000 in 2000, 2001 and 2002, respectively.

As of December 31, 2002, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $162.7 million and $70.2 million, respectively, which expire in the years 2003 through 2023. Of these amounts $89.2 million and $27.8 million, respectively resulted from the acquisition of Conductus. Included in the net operating loss carryforwards are deductions related to stock options of approximately $24.0 million and $13.0 million for federal and California income tax purposes. To the extent net operating loss carryforwards are recognized for accounting purposes the resulting benefits related to the stock options will be credited to stockholders' equity. In addition, the Company has research and development and other tax credits for federal and state income tax purposes of approximately $1.8 million and $1.6 million, respectively, which expire in the years 2003 through 2021. Of these amounts $917,000 and $524,000, respectively resulted from the acquisition of Conductus.

Due to the uncertainty surrounding their realization, the Company has recorded a full valuation allowance against its net deferred tax assets. Accordingly, no deferred tax asset has been recorded in the accompanying balance sheet.

Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return (usually the "applicable federal funds rate", as defined in the Internal Revenue Code) and the value of the corporation at the time of a "change of ownership" as defined by Section 382. Recently the Company completed an analysis of it's equity transactions and determined that it had a change in ownership in August 1999. Therefore, the ability to utilize net operating loss carryforwards incurred prior to the change of ownership totaling $32.6 million will be subject in future periods to an annual limitation of $2.3 million. Net operating losses incurred by Superconductor Technologies Inc. subsequent to the change totaled $67.4 million and are not subject to this limitation, however, they may be subject to limitation should a subsequent change in ownership occur. Conductus has net operating loss carryforwards of $89.2 million. Conductus may have already had an ownership change because of it's previous equity transactions. It is likely that the consummation of the merger with Conductus and the contemporaneous offering caused another ownership change for purposes of Section 382 further restricting utilization of net operating loss carryforwards incurred through the ownership change date and acquired through the acquisition of Conductus. If such an ownership change occurred, the applicable Section 382 limitation may be significantly lower than the $2.3 million limitation that resulted from the 1999 ownership change.

NOTE 8 – STOCKHOLDERS' EQUITY

Preferred Stock. Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock (par value $.001 per share) in one or more series and to fix the rights, preferences, privileges, and restrictions, including the dividend rights, conversion rights, voting rights, redemption price or prices, liquidation preferences, and the number of shares constituting any series or the designation of such series.

Convertible Preferred Stock. On September 29, 2000, the Company issued in a private placement 37,500 shares of a newly created Series E Convertible Preferred Stock and warrants to purchase up to an additional 1,044,568 shares of common stock. Proceeds, net of issuance costs, totaled approximately $35,155,000.

The preferred stock is non-voting, has a stated value and a liquidation preference of $1,000 per share, and is convertible into common stock at the lower of $17.95 per common share or the market price of the common stock at the time of conversion, subject to an implicit floor. The preferred stock automatically converts into common stock on the third anniversary of the closing and has no antidilution features. The optional and automatic conversions of preferred stock are limited to an aggregate maximum of 3,554,656 shares of common stock. Any preferred shares not converted through optional and the automatic conversions due to the limit on the number of shares that can be issued will be cancelled without any other obligation except to pay any accumulated conversion premium through the automatic conversion date. The preferred stock carries a 7% conversion premium, payable upon conversion in cash or common stock subject to certain limitations, at the Company's option. The conversion premium is being included in the calculation of net loss available to common shareholders over the period it is earned by the preferred stockholder.

During 2001, 3,000 Series E preferred shares were converted into 625,093 shares of common stock and 51,212 shares of common stock were issued in connection with the conversion premium. During 2002 the remaining 34,500 shares were converted into 2,878,351 shares of common stock. The associated conversion premium totaled $4,686,000 and was paid with $3.0 million in cash and an eighteen-month $1.7 million subordinated note. The subordinated note carries eight percent interest with interest only payable for the first six months and monthly amortization of principal and interest for the remaining twelve months.

In connection with the sale of the preferred stock, the Company also issued two five-year warrants to purchase shares of common stock at an exercise price of $21.54 per share. The first warrant is for the purchase of 313,370 shares and the second warrant is for the purchase of up to 731,198 additional shares of common stock. Both warrants are currently exercisable and contain "weighted average" antidilution provisions which adjust the warrant exercise price and number of shares in the event the Company sells equity securities at a discount to then prevailing market prices. The amount of the adjustment depends on the size of the below-market transaction and the amount of the discount to the market price. The warrant exercise price cannot be reduced below a minimum of $18.91 as the result of adjustments under this provision. As a result of the issuance of common shares during 2002 the exercise price and the number of shares issuable under the warrant was adjusted to $19.53 and 1,151,819, respectively.

Common Stock. In March 2002 the Company raised net proceeds of $12,122,000 from the private sale of 3,714,286 shares of common stock at $3.50 per share based on a negotiated discount to market and 5-year warrants to purchase an additional 557,143 shares of common stock exercisable at $5.50 per share. In conjunction with this equity issuance, the Company also issued to the placement agent 5-year warrants to purchase up to 213,571 shares of common stock at an exercise price of $5.50 per share. These warrants became exercisable on September 10, 2002.

In connection with the acquisition of Conductus, Inc. in December 2002 the Company raised net proceeds of $19,704,000 from the private sale of 21,096,954 shares of common stock at $0.95 per share based on negotiated discount to market and 5-year warrants to purchase an additional 5,274,240 shares of common stock exercisable at $1.19 per share. The warrants become exercisable on June 17, 2003.

On February 11, 2000, the Company completed the registration and sale of 2,473,701 shares of common stock, priced at $3.25 per share, of which 2,319,855 shares of common stock were sold for a cash payment totaling $7,540,000 and 153,846 shares of common stock were exchanged for short-term indebtedness of $500,000. Net proceeds to the Company totaled $7.4 million. Concurrent with the offering, the holders of the Series A-2, A-3 and C Redeemable Convertible Preferred Stock converted their holdings into 2,458,391 shares of common stock. As an inducement to convert the preferred shares, the Company issued the preferred stockholders warrants to purchase 250,000 shares of common stock at $3.58 per share. The fair value of the warrants was estimated using the Black-Scholes option-pricing model utilizing a volatility factor of 75%, risk-free interest rate of 6.75%, and expected life of 5 years and was accounted for as a deemed distribution of $1,548,000 to the preferred stockholders for determining the loss per common share in the first quarter and full year of 2000. Also during the year ended December 31, 2000, the holders of the outstanding Series B-1 and D preferred shares elected to convert their holdings into 3,175,409 shares of common stock.

Stock Options. The Company has four stock option plans, the 1992 Stock Option Plan, the nonstatutory 1992 Directors Stock Option Plan, and the 1998 and 1999 Stock Option Plans (collectively, the "Stock Option Plans"). The 1988 Stock Option Plan expired in 1998 and the 1992 Stock Option Plan and the nonstatutory 1992 Directors Stock Option Plan expired in 2002. Stock awards may be made to directors, key employees, consultants, and non-employee directors of the Company under the Stock Option Plans at prices no less than 100% of the market value on the date of grant. Generally, stock options become exercisable in installments over a minimum of four years, beginning one year after the date of grant, and expire not more than ten years from the date of grant, with the exception of 10% or greater stockholders which may have options granted at prices no less than the market value on the date of grant, and expire not more than five years from the date of grant.

In connection with the acquisition of Conductus, Inc., each Conductus option holder received an equivalent option to purchase the Company's common shares on the same terms and conditions. The number of shares of the Company's common stock was adjusted by multiplying the number of Conductus securities times the exchange ratio of .6x and dividing the exercise price by the exchange ratio of .6x.

At December 31, 2002, 419,106 shares of common stock were available for future grants and 4,807,147 options had been granted but not yet exercised. At December 31, 2002, options for 2,463,945 shares of common stock were exercisable. Option activity during the three years ended December 31, 2002 was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	1,882,552	$ 4.194
Granted	984,030	$ 20.60
Canceled	(153,311)	$ 7.72
Exercised	(824,170)	$ 4.32
Outstanding at December 31, 2000	1,889,101	$ 12.40
Granted	853,500	$ 5.783
Canceled	(112,422)	$ 7.834
Exercised	(79,691)	$ 3.392
Outstanding at December 31, 2001	2,550,488	$ 10.67
Granted	851,975	$ 5.005
Assumed	1,673,580	$ 7.610
Canceled	(242,423)	$ 8.311
Exercised	(26,473)	$ 3.128
Outstanding at December 31, 2002	4,807,147	$ 8.761

The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.830 – $3.750	807,257	5.468	$ 2.881	577,036	$ 3.029
$3.800 – $4.800	926,604	7.392	$ 4.210	354,459	$ 4.170
$4.850 – $5.600	881,952	8.446	$ 5.294	176,126	$ 5.044
$5.625 – $9.270	1,003,190	5.824	$ 7.632	690,261	$ 7.556
$9.400 – $49.375	1,188,744	6.109	$ 19.819	666,063	$ 17.006
	4,807,147	6.615	$ 8.761	2,463,945	$ 8.384

The number of options exercisable and weighted average exercise price at December 31, 2000 and 2001 totaled 677,345 and $4.33 and 1,036,812 and $7.56, respectively.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, ("SFAS 123"), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock-based compensation other than for non-employees.

The fair value of these options for purposes of the pro forma amounts in Note 2 was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2000, 2001 and 2002, respectively: dividend yields of zero percent each year; expected volatilities of 85%, 65% and 65%; risk-free interest rates of 6.19% 4.375% and 3.46%; and expected life of 4.0, 4.0, and 4.0 years. The weighted average fair value of options granted in 2000, 2001 and 2002 for which the exercise price equals the market price on the grant date was $13.86, $3.05 and $2.60 respectively.

Warrants. In connection with the acquisition of Conductus, Inc., each Conductus warrant holder received an equivalent warrant to purchase the Company's common shares on the same terms and conditions. The number of shares of the Company's common stock was adjusted by multiplying the number of Conductus securities times the exchange ratio of .6x and dividing the exercise price by the exchange ratio of .6x.

The following is a summary of outstanding warrants at December 31, 2002:

	Number of Common Shares			
	Total	Currently Exercisable	Price per Share	Expiration Date
Warrant related to issuance of Series E Preferred Stock	1,151,819	1,151,819	$ 19.53	September 29, 2005
Warrants related to issuance of common stock	770,714	770,714	5.50	March 10, 2007
	5,274,240	–	1.19	December 17, 2007
Warrants related to bank borrowings	62,500	62,500	3.00	June 18, 2004
	33,333	33,333	3.00	December 1, 2004
	27,692	27,692	3.25	January 12, 2005
Warrants related to sales agreements	1,000,000	436,980	4.00	August 27, 2004
Warrants assumed in connection with the Conductus, Inc. acquisition	71,303	71,303	4.50	September 1, 2003
	219,690	219,690	6.667	December 1, 2004
	72,756	72,756	22.383	August 1, 2005
	1,095,000	1,095,000	4.583	September 27, 2007
	6,000	6,000	31.25	September 1, 2007

NOTE 9 – WARRANTS ISSUED TO U.S. CELLULAR

In August 1999, the Company entered into a warrant agreement with United States Cellular Corporation ("U.S. Cellular") where the exercise of a warrant to purchase up to 1,000,000 shares of common stock was conditioned upon future product purchases by U.S. Cellular. Under the terms of the warrant, U.S. Cellular vests in the right to purchase one share of common stock at $4 per share for every $25 of SuperFilter systems purchased from the Company. The warrant is immediately exercisable with respect to any vested shares and expires August 27, 2004. For accounting purposes proceeds from sales to U.S. Cellular under this agreement are allocated between commercial product revenue and the estimated value of the warrants vesting using the Black-Scholes option-pricing model. The estimated fair value of the warrants in excess of the related sales, when applicable is recorded in cost of commercial product revenues. For product sales in 2000 U.S. Cellular vested in the right to exercise the warrant and purchase a total of 53,460 shares of common stock. As a result, sales proceeds allocated to warrants vesting in 2000 were $1,660,000. In addition, the estimated value of warrants vesting in excess of certain sales to U.S. Cellular in the second quarter of 2000 of $482,000 was recorded in cost of commercial product revenues.

In September 2000, the Company received a $7.8 million non-cancelable purchase order from U.S. Cellular for SuperFilter systems to be shipped over the next nine quarters. In consideration for the purchase order, the Company amended the August 1999 warrant agreement and vested 312,000 warrants to U.S. Cellular. The vested warrants are immediately exercisable, not subject to forfeiture, and U.S. Cellular has no other obligations to the Company.

The estimated fair value of the warrants vesting upon receipt of this order was calculated to be $5,635,000 using the Black-Scholes option-pricing model and has been recorded as a deferred warrant charge in the statement of stockholders' equity. As SuperFilter systems are shipped under this purchase order, the related sales proceeds will be allocated between stockholders' equity and commercial product revenue using the percentage relationship which existed between the fair value of the warrants as recorded in September 2000 and the amount of the non-cancelable purchase order. The fair value of the warrants was calculated utilizing a volatility factor of 85%, risk-free interest rate of 6.01%, and an expected life of 3.92 years. During fiscal 2000, 2001 and 2002 sales proceeds of $1,118,000, $2,237,000 and $2,280,000, respectively, for shipments pursuant to this purchase order were allocated to the deferred warrant charge and proceeds of $1,765,000, $879,000 and $967,000, respectively, were recorded as commercial product revenues under this purchase order.

After the allocation of sales proceeds under the $7.8 million purchase order to the related warrants, the estimated cost of providing products under the purchase order exceeded related revenue by $5.3 million. The resulting loss was reflected in the results of operations for the year ended December 31, 2000.

During the years ending December 31, 2000, 2001 and 2002, $1,059,000, $2,243,000 and $1,998,000, respectively, of this reserve was reversed against the cost of product delivered under this purchase order.

During the fourth quarter of 2002, deliveries under the $7.8 million purchase order were completed. For accounting purposes, proceeds from subsequent sales to U.S. Cellular under this agreement are again being allocated between commercial product revenue and the estimated value of the warrants vesting using the Black-Scholes option-pricing model. For subsequent product sales, in the fourth quarter of 2002, U.S. Cellular vested in the right to exercise the warrant and purchase a total of 22,540 shares of common stock and sales proceeds allocated to warrants vesting in 2002 totaled $3,000.

As of December 31, 2002, U.S. Cellular has 563,020 unvested warrants that can be earned from future product orders through August 27, 2004.

NOTE 10 – EMPLOYEE SAVINGS PLAN

In December 1989, the Board of Directors approved a 401(k) savings plan (the "401(k) Plan") for the employees of the Company that became effective in 1990. Eligible employees may elect to make contributions under the terms of the 401(k) Plan; however, contributions by the Company are made at the discretion of management. The Company has made no contributions to the Plan.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company leases its offices and production facilities under non-cancelable operating leases that expire at various times over the next ten years. Generally leases contain escalation clauses for increases in annual renewal options and require the Company to pay utilities, insurance, taxes and other operating expenses.

In March 1999, the Company entered into a master lease agreement for $1.5 million in lease financing. Under this agreement, the Company entered into agreements for the sale and leaseback of certain production equipment with a net book value of $944,000 for $900,000 cash. The loss of $44,000 realized on the sale transactions has been deferred and is being charged against income over the lease term. The Company has purchase and lease renewal options at fair market value. To help insure the Company's performance under the terms of the lease agreement, the lessor has a collateral interest in its assets subject to previously granted liens. In connection with entering into this lease, the Company issued four year warrants for the purchase of 25,180 shares of common stock at $4.17 per share. The estimated fair value of the warrants was calculated using the Black-Scholes option-pricing model and is being amortized over the term of the lease.

For the years ended December 31, 2000, 2001, and 2002, rent expense was $851,000, $1,064,000 and $1,349,787 respectively.

Capital Leases. The Company leases certain property and equipment under capital lease arrangements that expire at various dates through 2007. The leases bear interest at various rates ranging from 8.56% to 18.84%.

The minimum lease payments under operating and capital lease obligations are as follows:

Year ending December 31,	Operating Leases	Capital Leases
2003	$2,404,000	$ 323,000
2004	2,339,000	81,000
2005	2,263,000	50,000
2006	1,371,000	22,000
2007	1,217,000	15,000
Thereafter	5,445,000	–
Total payments	$ 15,039,000	$ 491,000
Less: amount representing interest		(54,000)
Present value of minimum lease		437,000
Less current portion		(298,000)
Long term portion		$ 139,000

In connection with the acquisition of Conductus, Inc. operating leases with remaining commitments totaling $2,044,000 and $1,758,000 have been abandoned or are considered unfavorable, respectively. A liability totaling $1,995,000 representing the present value of the minimum lease payments and executory costs was recorded relating to the abandoned leases. A liability totaling $1,140,000 representing the present value of the difference between the fair market rental and lease commitment was recorded relating to unfavorable leases. These amounts are included in accrued liabilities.

Guarantees. In connection with the sales of its commercial products, the Company indemnifies, without limit or term, its customers against all claims, suits, demands, damages, liabilities, expenses, judgments, settlements and penalties arising from actual or alleged infringement or misappropriation of any intellectual property relating to its products or other claims arising from its products. The Company cannot reasonably develop an estimate of the maximum potential amount of payments that might be made under its guarantee because of the uncertainty as to whether a claim might arise and how much it might total.

NOTE 12 – LEGAL PROCEEDINGS

The Company is currently engaged in a patent dispute with ISCO International, Inc. relating to U.S. Patent No. 6,263,215 entitled "Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems." ISCO filed a complaint on July 17, 2001 in the United States District Court for the District of Delaware against us and Conductus, Inc., another company involved in the high-temperature superconducting industry. The ISCO complaint alleges that our SuperFilter product and Conductus' ClearSite® product infringe ISCO's patent.

After conducting separate investigations into the allegations, the Company and Conductus both filed responses denying ISCO's allegations and asking the court to declare the ISCO patent invalid and not infringed. The Company was cooperating with Conductus in the defense of this lawsuit, and we acquired Conductus on December 18, 2002.

On October 3, 2001, the Company's response was amended to add allegations that ISCO failed to disclose relevant prior art to the U.S. Patent Office during the patent application process. At the same time, the Company also sued ISCO for threatening some of our customers. The Company's standard terms and conditions of sale include an indemnity against any patent infringement claims, and the Company has informed our customers that it will defend them against any action brought by ISCO for any alleged infringement related to our products. The Company is seeking both compensatory and punitive damages from ISCO, as well as attorneys' fees, arising from their threats against our customers. On March 26, 2002, ISCO added a new claim to their lawsuit alleging that the Company's new IMT-2000 SuperFilter Tower Top System for use with third generation, or 3G, technology in international markets infringes two other ISCO patents – U.S. Patent No.'s 6,104,934 and 6,205,340. On April 17, 2002 the court ruled that these two claims are untimely and relegated ISCO to filing a separate lawsuit if it wants to pursue these claims. To date, ISCO has not pursued these claims.

The parties completed the discovery process by June 28, 2002. The judge held a "Markman hearing" on October 15, 2002 to receive evidence concerning the scope and meaning of the patent claims asserted by ISCO. The judge issued his rulings from the Markman hearing on October 30, 2002, and the trial began March 17, 2003 and is expected to last approximately two weeks. The litigation could have material adverse effect on our business. Please see the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources".

Litigation expenses on the ISCO matter totaled $3.2 million and $976,000 for the years ended December 31, 2002 and 2001, respectively.

NOTE 13 – EARNINGS PER SHARE

The computation of per share amounts for 2000, 2001 and 2002 is based on the average number of common shares outstanding for the period. Options and warrants to purchase 4,062,194, 4,718,581 and 14,592,194 shares of common stock during 2000, 2001, and 2002 respectively, were not considered in the computation of diluted earnings per share because their inclusion would have been antidilutive. Also, the preferred stock convertible into 2,089,136 and 2,929,563 shares of common stock at December 31, 2000, and 2001 was not considered in the computation of diluted earnings per share because inclusion would also have been antidilutive.

NOTE 14 – DETAILS OF CERTAIN FINANCIAL STATEMENT COMPONENTS AND SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH ACTIVITIES

Balance sheet data:

	December 31, 2001	2002
Accounts receivable:		
Accounts receivable-trade	$ 1,036,000	$ 1,592,000
U.S. government accounts receivable-billed	345,000	1,692,000
U.S. government accounts receivable-unbilled	91,000	179,000
Less: allowance for doubtful accounts	(24,000)	(58,000)
	$ 1,448,000	$ 3,405,000

Unbilled accounts receivable represent costs and profits in excess of billed amounts on contracts-in-progress at year-end. Such amounts are billed based upon the terms of the contractual agreements. Such amounts are substantially collected within one year.

Inventories:		
Raw materials	$ 1,389,000	$ 1,841,000
Work-in-process	3,564,000	3,143,000
Finished goods	1,398,000	2,013,000
Less inventory reserves	(617,000)	(650,000)
	$ 5,734,000	$ 6,347,000

Property and Equipment:		
Equipment	$ 14,003,000	$ 18,315,000
Leasehold improvements	2,098,000	5,016,000
Furniture and fixtures	141,000	408,000
	16,242,000	23,739,000
Less: accumulated depreciation and amortization	(11,027,000)	(12,648,000)
	$ 5,215,000	$ 11,091,000

At December 31, 2001 and 2002, equipment includes $1,211,000 and $1,448,000 of assets financed under capital lease arrangements, net of $943,000 and $1,090,000 of accumulated amortization, respectively. Depreciation expense amounted to $1,674,000 and $1,609,000 for the years ended December 31, 2001 and 2002, respectively.

Patents and Licenses:		
Patents pending	$ 410,000	$ 599,000
Patents issued	780,000	964,000
Less accumulated amortization	(217,000)	(268,000)
Net patents issued	563,000	696,000
Licenses	2,566,000	2,746,000
Less accumulated amortization	(1,858,000)	(2,081,000)
Net licenses	708,000	665,000
Purchased technology	–	3,200,000
Less accumulated amortization	–	(19,000)
Net purchased technology	–	3,181,000
	$ 1,681,000	$ 5,141,000

Amortization expense related to these items was $239,000 in 2002 and is expected to total $749,000 in 2003, $760,000 in 2004, $774,000 in 2005, $774,000 in 2006 and $774,000 in 2007.

Accrued Expenses and Other Long Term Liabilities:

Compensation related	$ 840,000	$ 1,053,000
Warranty reserve	242,000	351,000
Unfavorable lease costs	–	1,140,000 (1)
Lease abandonment costs	–	1,995,000 (1)
Product line exit costs	–	1,042,000 (1)
Severance costs	–	1,600,000 (1)
Other	214,000	610,000
	1,296,000	7,791,000
Less, current portion	(1,254,000)	(4,557,000)
Long term portion	$ 42,000	$ 3,234,000

(1) Amounts are related to the acquisition of Conductus, Inc. on December 18, 2002 and did not change significantly between that date and December 31, 2002.

Warranty Reserve Activity:		
Beginning balance	$ 250,000	$ 242,000
Additions	102,000	340,000
Deductions	(110,000)	(232,000)
Ending balance	$ 242,000	$ 350,000

Supplemental Cash Flow Information:

	December 31, 2000	2001	2002
Cash paid for interest	$ 230,000	$ 146,000	$ 145,000
Non-cash investing and financing activities:			
Equipment acquired through issuance of capital lease	–	–	–
Redeemable preferred stock exchanged for common stock	17,125,000	–	–
Common stock options issued for past services in lieu of accounts payable	72,000	–	–
Issuance of warrants in connection with debt and lease agreements	131,000	–	–
Dividends accrued not paid	–	–	–
Conversion of notes payable to purchase preferred and common stock	500,000	–	–
Equity issuance costs not yet paid	40,000	–	–
Assets acquired through issuance of stock options	26,000	–	–
Conversion of preferred shares into common shares	–	3,000,000	34,500,000
Issuance of note for payment of preferred stock conversion premium	–	–	1,686,000
Non cash items related to the acquisition of Conductus, Inc.			
Estimated fair value of tangible assets acquired	–	–	3,625,000
Goodwill and identifiable intangibles assets acquired	–	–	24,007,000
Liabilities assumed or created	–	–	10,511,000
Value of common stock issued and option and warrants assumed	–	–	16,691,000

NOTE 15 - SUBSEQUENT EVENT

On March 28, 2003 the Company entered into an accounts receivable purchase agreement with a bank. The agreement provides for the sale of up to $5 million of eligible accounts receivable, with advances to the Company totaling 80% of the receivables sold. Advances bear interest at the prime rate (4.25% at March 28, 2003) plus 2.50% subject to a minimum monthly charge and terminates April 1, 2004.

Advances under the agreement are collateralized by substantially all of the Company's assets. Under the terms of the agreement, the Company continues to service the sold receivables and is subjected to recourse provision. In connection with this agreement the Company issued seven year warrants for the purchase of 100,000 shares of common stock at $1.06 per share. The fair value of the warrants issued in connection with this agreement will be estimated using the Black-Scholes option pricing model and will be accounted for as debt issuance costs and will be amortized over the term of the agreement.

Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net revenues	$ 4,616,000	$ 6,070,000	$ 4,739,000	$ 6,971,000
Loss from operations	(5,820,000)	(6,044,000)	(4,858,000)	(2,864,000)
Net loss	(5,779,000)	(5,982,000)	(4,827,000)	(2,925,000)
Basic and diluted loss per common share				
Net loss per common share	$ (0.33)	$ (0.29)	$ (0.23)	$ (0.09)
2001				
Net revenues	$ 2,826,000	$ 4,206,000	$ 2,134,000	$ 3,227,000
Loss from operations	(4,312,000)	(3,743,000)	(4,965,000)	(5,085,000)
Net loss	(3,912,000)	(3,482,000)	(4,795,000)	(5,012,000)
Basic and diluted loss per common share				
Net loss per common share	$ (0.26)	$ (0.23)	$ (0.30)	$ (0.31)

Corporate Information

Board of Directors

John D. Lockton
Chairman of the Board of the Company
Managing Director of IP Wireless, Inc.

M. Peter Thomas
President and Chief Executive
Officer of the Company

H. Vaughan Blaxter III
Vice President, General
Counsel and Director
The Hillman Company

Robert P. Caren, Ph.D.
Chairman of Compensation Committee
Retired Corporate Vice President,
Science and Engineering
Lockheed Corporation

E. Ray Cotten
Retired Senior Vice President, Business
Development and Chief Marketing Officer
Superconductor Technologies Inc.

Dennis J. Horowitz
Chairman of Audit Committee
Chairman, President, Chief Executive
Officer and Director
Wolverine Tube, Inc.

Martin A. Kaplan
Chairman of the Board
JDS Uniphase, Inc.
Retired Executive Vice President
Pacific Telesis Group

Robert J. Majteles
Managing Member
Treehouse Capital, LLC

Joseph C. Manzinger
Chairman of Nominating Committee
Vice President and Director
The Hillman Company

J. Robert Schrieffer, Ph.D.
Nobel Laureate
Chairman of the Technical Advisory
Board of the Company
Professor, Florida State University
Chief Scientist of the National High
Magnetic Field Laboratory

Charles E. Shalvoy
Executive Vice President,
Sunnyvale Government Business
& Engineering Center

David L. Short
Retired Vice President, Engineering
AirTouch International

Senior Staff

M. Peter Thomas
President and Chief Executive
Officer of the Company

Ken Barry
Vice President, Human Resources

Richard R. Conlon
Senior Vice President, Sales & Marketing

Robert B. Hammond, Ph.D.
Senior Vice President,
Chief Technical Officer

Robert L. Johnson
President, STI Products Group

Martin S. McDermut
Senior Vice President, Chief Financial
Officer and Secretary

Charles E. Shalvoy
Executive Vice President,
Sunnyvale Government Business
& Engineering Center

Annual Meeting

The annual meeting of shareholders will
be held on May 22, 2003 at 11 a.m. at
STI's Corporate Offices

Corporate Information

Corporate Offices
460 Ward Drive
Santa Barbara, CA 93111
Telephone: 805-690-4500
Facsimile: 805-683-9496

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Stock Exchange Listing

Common Stock Trading
NASDAQ National Market System
Symbol: SCON

Outside Counsel

Guth|Christopher LLP
10866 Wilshire Boulevard, Suite 1250
Los Angeles, CA 90024

Independent Auditors

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071

Investor Relations

Lippert/Heilshorn & Associates, Inc.
44 Montgomery Street
San Francisco, CA 94104

©2003 Superconductor Technologies
SuperFilter, HTS-Ready, SuperLink,
SuperPlex, Total Link, and Improving the
Quality of Wireless are trademarks or
registered trademarks of Superconductor
Technologies Inc. in the United States
and in other countries.


SUPERCONDUCTOR
TECHNOLOGIES
Improving the Quality of Wireless™